SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Name of Subject Company)

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Name of Persons Filing Statement)

Common shares, 0.005 Russian rubles nominal value

American Depositary Shares each representing one-twentieth of one common share

(Title of Class of Securities)

68370R109 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Jeffrey D. McGhie, Esq.

Vice President, General Counsel

10 Ulitsa 8 Marta, Building 14

Moscow, Russian Federation 127083

Tel: +7 495 725 0700

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Patrick J. Dooley, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 Telephone: +1 212 872 1000	Daniel G. Walsh, Esq. Akin Gump Strauss Hauer & Feld Eighth Floor Ten Bishops Square London, England E1 6EG Telephone: +44 20 7012 9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a) The name of the subject company is Open Joint Stock Company “Vimpel-Communications”, an open joint stock company organized under the laws of the Russian Federation (the “Company”), and the address of the principal executive offices of the Company is 10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083. The telephone number for the Company’s principal executive offices is +7 495 725 0700.

(b) The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relate are (i) the American Depositary Shares (each representing one-twentieth of one common share of the Company) (the “ADSs”) and (ii) the common shares, 0.005 Russian rubles nominal value, of the Company (the “Common Shares” and, together with the ADSs, the “Subject Securities”). As of February 4, 2010, 331,906,600 ADSs and 51,281,022 Common Shares were issued and outstanding (including Common Shares represented by ADSs).

Item 2.	Identity and Background of Filing Person

(a) Name and Address.

This Statement is being filed by the Company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) The Offer.

This Statement relates to an exchange offer by VimpelCom Ltd., an exempted company limited by shares registered under the Companies Act 1981 of Bermuda (“VimpelCom Ltd.” or the “Bidder”), comprising (i) an offer to all holders resident in the United States (including its territories and possessions) (“U.S. Holders”) of Common Shares and shares of preferred stock, 0.0005 Russian rubles nominal value, of the Company (the “Preferred Shares” and, together with the Common Shares, the “Company Shares”) and to all holders of ADSs, wherever located (the “U.S. Offer”) and (ii) a separate offer to all holders of Company Shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”).

In the U.S. Offer, VimpelCom Ltd. is offering to exchange:

•	for each ADS, one VimpelCom Ltd. common depositary receipt representing one common share, par value US$0.001, in the capital of VimpelCom Ltd. (a “DR”);

•	for each Common Share held by a U.S. Holder, 20 DRs; and

•

for each Preferred Share held by a U.S. Holder, 20 VimpelCom Ltd. preferred depositary receipts (“Preferred DRs”), with each such Preferred DR representing one preferred share, par value US$0.001, in the capital of VimpelCom Ltd.

VimpelCom Ltd. is making the U.S. Offer pursuant to the Registration Statement on Form F-4 and related preliminary prospectus dated February 8, 2010 (which, together with any supplements or amendments thereto, collectively constitute the “Prospectus”). VimpelCom Ltd. is making the Russian Offer pursuant to a separate Russian offer document. In the Russian Offer, each holder of Common Shares is being offered 20 DRs in exchange for each Common Share, and each holder of Preferred Shares is being offered 20 Preferred DRs in exchange for each Preferred Share.

VimpelCom Ltd. is also offering a nominal cash consideration alternative in the Offers. According to the Prospectus, applicable Russian law requires VimpelCom Ltd. to offer a cash alternative to the DRs and Preferred DRs. Therefore, in the Offers, VimpelCom Ltd. is also offering, as an alternative to the DRs and Preferred DRs, 0.01 Russian rubles (equal to approximately US$0.0003) for each Common Share or Preferred Share and 0.0005 Russian rubles (equal to approximately US$0.000017) for each ADS.

Completion of the Offers is conditioned upon more than 95.0% of the Company Shares, including those represented by ADSs, being validly tendered and not withdrawn, in addition to other conditions.

The Offers are described in the Prospectus and the Tender Offer Statement on Schedule TO (collectively with any supplements or amendments thereto, the “Schedule TO”), together with the exhibits thereto, as filed by VimpelCom Ltd. with the United States Securities and Exchange Commission (the “SEC”) on February 9, 2010.

According to the Prospectus, VimpelCom Ltd. is jointly owned and controlled by Altimo Holdings & Investments Ltd. (“Altimo”), part of the Alfa Group, and Telenor East Invest AS (“Telenor East Invest”), an indirect wholly owned subsidiary of Telenor ASA (“Telenor”). Eco Telecom Limited (“Eco Telecom”), a subsidiary of Altimo, is the beneficial owner of approximately 37.0% of the Common Shares and 100% of the Preferred Shares, which together represent approximately 44.0% of the Company’s total outstanding voting shares. Telenor East Invest is the beneficial owner of approximately 33.6% of the Common Shares, which represent approximately 29.9% of the Company’s outstanding voting shares.

In addition, as further described in the Prospectus, immediately following the successful completion of the Offers, VimpelCom Ltd. intends to acquire all of the outstanding shares of Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”), a provider of mobile telecommunications services in Ukraine, in exchange for newly issued VimpelCom Ltd. common shares (the proposed series of transactions contemplated by and ancillary to VimpelCom Ltd.’s acquisition of Kyivstar and the completion of the Offers is referred to as the “Transactions”). Currently, Telenor and Altimo beneficially own 56.5% and 43.5%, respectively, of the outstanding share capital of Kyivstar. Following the successful completion of the Transactions, and assuming all existing holders of Company Shares (including those represented by ADSs) participate fully in the Offers and receive only DRs or Preferred DRs, as the case may be, Telenor and Altimo will beneficially own approximately 38.8% and 38.5%, respectively, of VimpelCom Ltd.’s outstanding share capital and approximately 35.4% and 43.9%, respectively, of VimpelCom Ltd.’s outstanding voting shares. The Offers commenced on February 9, 2010. The U.S. Offer acceptance period will expire at 5:00 p.m. New York City time on April 15, 2010, unless extended, although clearing systems may apply earlier deadlines. The Russian Offer acceptance period will expire three business days later, at 11:59 p.m. Moscow time on April 20, 2010, unless extended.

The Prospectus states that VimpelCom Ltd.’s registered address is at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda, and its principal business address is at Strawinskylaan 3051, 1077 ZX Amsterdam, the Netherlands.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

(a) Conflicts of Interest.

Except as set forth in this Item 3, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Bidder or its executive officers, directors or affiliates.

(b) Agreements with Current Executive Officers, Directors and Affiliates of the Company.

Interests of Certain Persons

As described above, Altimo, which is an affiliate of the Company’s largest shareholder, Eco Telecom, and Telenor East Invest, which is the Company’s second largest shareholder, together own 100% of VimpelCom Ltd.’s outstanding shares, and affiliates of Altimo and Telenor together own 100% of Kyivstar’s outstanding shares. Each of Altimo and Telenor East Invest has two representatives on the VimpelCom Ltd. board of directors. Altimo’s affiliates have four representatives and Telenor’s affiliates have five representatives on Kyivstar’s board of directors. In addition, three directors nominated by Eco Telecom (who are officers or employees of Altimo or one of its affiliates) and three directors nominated by Telenor East Invest (who are employed by Telenor or one of its affiliates) currently serve on the board of directors of the Company (the “Company Board”).

Due to the fact that affiliates of Eco Telecom and Telenor East Invest have substantial ownership interests in, and nominees who serve on the boards of directors of, each of VimpelCom Ltd. and Kyivstar, each of Telenor East Invest and Eco Telecom may be deemed to have certain interests in the Transactions that are different from or in addition to the interests of the Company’s other shareholders and ADS holders generally.

The following directors of the Company are also employed by, or have an indirect economic benefit in, Altimo or Telenor or their affiliates:

•

Three members of the Company Board, Messrs. Alexey Reznikovich, Oleg Malis and Mikhail Fridman, are employed by Altimo or its affiliates. Mr. Reznikovich is the Chief Executive Officer of Altimo and a director of Alfa Group. Mr. Malis is Senior Vice President of Altimo. Mr. Fridman is Chairman of the supervisory board of Alfa Group and a member of the board of directors of Alfa Bank. In addition, to our knowledge, Mr. Fridman, as one of the controlling shareholders of Alfa Group, has an indirect economic benefit in the shares held by Altimo and its affiliates in each of the Company, Kyivstar and VimpelCom Ltd.

•

Three members of the Company Board, Messrs. Kjell-Morten Johnsen, Ole Bjorn Sjulstad and Jan Edvard Thygesen, are employed by Telenor or its affiliates. Mr. Johnsen is the CEO of Telenor Serbia. Mr. Sjulstad serves as the Head of Telenor Russia. Mr. Thygesen is an Executive Vice President of Telenor and serves as Head of Telenor’s Central and Eastern European operations. He also serves as Chairman of the board of directors of Kyivstar and various other Telenor affiliates.

The directors of the Company who are employed by, or have an indirect economic benefit in, Altimo, Telenor or their affiliates or serve on Kyivstar’s board of directors may be deemed to have certain interests in the Transactions that are different from or in addition to the interests of the Company’s shareholders and ADS holders generally. The members of the Company Board were aware of these interests during their respective deliberations on the merits of the Transactions. On September 25, 2009, the Company Board formed a working group comprised of the Company’s three independent directors unaffiliated with either Altimo or Telenor, namely, Messrs. Jo Lunder, Hans Peter Kohlhammer and Leonid Novoselsky (the “Independent Director Working Group”), to supervise the Company management’s involvement in, and evaluation of, the Transactions.

In addition, Altimo and Telenor have selected Mr. Lunder, currently a member of the Company Board, as a candidate for independent director and the position of chairman of the board of directors of VimpelCom Ltd. Altimo and Telenor have also selected Dr. Kohlhammer and Mr. Novoselsky, both members of the Company Board, as candidates for independent directors of VimpelCom Ltd. Altimo has selected Messrs. Reznikovich, Malis and Fridman, all current members of the Company Board, as its three nominees to the board of directors of VimpelCom Ltd. Telenor has selected Messrs. Sjulstad and Thygesen, both members of the Company Board, as two of its three nominees to the board of directors of VimpelCom Ltd. All members of the Company Board have been granted phantom ADSs under the Company’s director phantom stock plan. For a description of the intended treatment of the phantom ADSs granted under the Company’s director phantom stock plan if the Transactions are completed, see “Treatment of Company Equity-based Awards in the Transactions” below.

Indemnification and Insurance

According to the Prospectus, pursuant to VimpelCom Ltd.’s restated bye-laws, which will come into effect on or prior to the date the Transactions are completed, and to the extent authorized by law, VimpelCom Ltd. will indemnify and secure harmless its directors and officers out of the assets of VimpelCom Ltd. from and against all actions, costs, charges, liabilities, losses, damages and expenses which they or any of them will or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of VimpelCom Ltd.’s business, or their duty, or supposed duty, or in their respective offices or trusts to the extent authorized by law. The indemnity and exemption, however, will not extend to any matters in respect of any fraud or dishonesty which may attach to any of the directors or officers. VimpelCom Ltd. may also advance moneys to its directors or officers for the costs, charges and expenses incurred by such director or officer in defending any civil or criminal proceedings against him, on condition that such director or officer will repay the advance if any allegation of fraud or dishonesty is proved against him.

In addition, the Prospectus states that VimpelCom Ltd. intends to purchase and maintain liability insurance on behalf of its directors and officers. Such insurance will cover losses and liabilities relating to acts, errors or omissions, misconduct and breaches of duty by its directors or officers in their capacities as directors or officers, in each case subject to the amount of the insurance coverage and any exclusions set forth in the insurance policy. VimpelCom Ltd. anticipates purchasing a directors’ and officers’ insurance policy with a comparable scope of coverage as Company’s current directors’ and officers’ insurance policy. However, it is expected that the coverage amounts of VimpelCom Ltd.’s policy may exceed the coverage amounts of the Company’s current policy.

Following completion of the Transactions, it is currently anticipated that the current members of the Company Board will be covered under the insurance purchased and maintained by VimpelCom Ltd. for the benefit of its directors.

Employment Agreements with Change of Control Provisions

The Company’s executive officers are subject to employment agreements with the Company. Some of these agreements contain provisions that would provide payments to the executive officers upon terminations of employment in connection with a change of control, as defined in the respective agreements. In each case described below, the consummation of the Transactions may constitute a change of control, which would entitle the executive officers to receive payments, assuming that all other applicable conditions are satisfied.

Jeffrey McGhie. Jeffrey McGhie is Vice President and General Counsel of the Company. Under Mr. McGhie’s employment agreement, he has the ability to terminate his employment for “good reason” upon the occurrence of a change of control and receive severance payments. If he chooses to terminate his employment with the Company following a change of control, he will become entitled to receive, as severance, a lump sum cash payment equal to (i) one year’s base salary, (ii) a pro rata bonus in respect of the year in which his employment terminates, (iii) a target bonus for the next 12 months following termination (calculated as four times the bonus paid in respect of the last completed quarter preceding his termination) and (iv) any statutory amounts owed to Mr. McGhie pursuant to Russian law. In addition, upon such a termination in connection with a change of control, all of Mr. McGhie’s unvested equity-based compensation awards or grants by the Company or any affiliate would immediately become vested in full.

Dmitry Pleskonos. Dmitry Pleskonos is Executive Vice President, Head of B2C Russia for the Company. Under Mr. Pleskonos’ employment agreement, he has the ability to terminate his employment for “good reason” upon the occurrence of a change of control and receive severance payments. If he chooses to terminate his employment with the Company following a change of control, he will become entitled to receive, as severance, a lump sum cash payment equal to (i) one year’s base salary, (ii) a pro rata bonus in respect of the year in which his termination occurs, (iii) a target bonus for the next 12 months following termination (calculated as four times the bonus paid in respect of the last completed quarter preceding his termination), and (iv) any statutory amounts owed to Mr. Pleskonos pursuant to Russian law. In addition, upon such a termination in connection with a change of control, all of Mr. Pleskonos’s unvested equity-based compensation awards or grants by the Company or any affiliate would immediately become vested in full.

Elena Shmatova. Elena Shmatova is Executive Vice President and Chief Financial Officer of the Company. Under Ms. Shmatova’s employment agreement, she has the ability to terminate her employment for “good reason” upon the occurrence of a change of control and receive severance payments. If she chooses to terminate her employment with the Company following a change of control, she will become entitled to receive, as severance, a lump sum cash payment equal to (i) one year’s base salary, (ii) a pro rata bonus in respect of the year in which her employment terminates, (iii) a target bonus for the next 12 months following termination (calculated as four times the bonus paid in respect of the last completed quarter preceding her termination) and (iv) any statutory amounts owed to Ms. Shmatova pursuant to Russian law. In addition, upon such a termination in connection with a change of control, all of Ms. Shmatova’s unvested equity-based compensation awards or grants by the Company or any affiliate would immediately become vested in full.

Potential Payments Upon Change of Control. The following table sets forth the cash payment that each of the above-named executive officers would become entitled to receive in connection with a termination upon the occurrence of a change of control pursuant to their respective employment agreements. For purposes of calculation, the Company has assumed that a change of control, and any termination of employment will occur on April 30, 2010.

Name	Change of Control Cash Payment(1)
Jeffrey McGhie	US$	1,131,733
Dmitry Pleskonos	US$	1,483,675
Elena Shmatova	US$	1,748,206

(1)	Amounts are estimated based on 2010 base salary levels and 2010 bonus levels assuming all relevant performance targets are met, using an exchange rate of 30.43 Russian rubles per U.S. dollar as of February 1, 2010.

Acceleration of Vesting of Equity-based Compensation Upon Change of Control. The following table sets forth the number and grant price of unvested equity-based compensation awards or grants held by each of the above-named executive officers that would accelerate and become vested in connection with a termination upon the occurrence of a change of control pursuant to their respective employment agreements, assuming the change of control and termination will occur on April 30, 2010 and assuming no additional equity-based compensation awards or grants are made in 2010. See below under “Treatment of Company Equity-based Awards in the Transactions” for the proposed treatment of equity-based awards in connection with the Transactions.

Name	Type of Award	Number (shares)	Number (ADS equivalent)	Grant Price (shares)		Grant Price (ADS equivalent)
Jeffrey McGhie	Option	2,000	40,000	US$	326.50	US$	16.33
	Option	2,560	51,200	US$	261.20	US$	13.06

Dmitry Pleskonos	Option	2,667	53,340	US$	326.50	US$	16.33
	SAR	3,560	71,200	US$	261.20	US$	13.06

Elena Shmatova	Option	2,667	53,340	US$	326.50	US$	16.33
	SAR	3,560	71,200	US$	261.20	US$	13.06

Treatment of Company Equity-based Awards in the Transactions

The Company currently provides three types of equity-based incentives to its officers, directors and employees: stock options and stock appreciation rights for its employees and officers and phantom stock awards for its directors.

Upon completion of the Transactions, it is anticipated that the Company’s stock option plan will be retained with respect to any outstanding grants, and such other steps will be taken and adjustments will be made as are necessary to cause such plan to apply to VimpelCom Ltd.’s DRs. For a more complete description of the Company’s stock option plan, see the excerpts from the sections of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 entitled, “Item 6—Directors, Senior Management and Employees—B. Compensation” and “—E. Stock Ownership” that are filed as an exhibit to this Statement and incorporated herein by reference.

Upon completion of the Transactions, it is anticipated that VimpelCom Ltd. will adopt a phantom stock plan for VimpelCom Ltd. directors, substantially in the form of the Company’s current phantom stock plan, which will apply to VimpelCom Ltd.’s DRs. With respect to outstanding grants under the Company’s current phantom stock plan to Company directors who will become VimpelCom Ltd. directors upon completion of the Transactions, it is currently anticipated that any such grants will be credited under the VimpelCom Ltd. plan and that any grants to or other rights of such directors under the Company’s plan will be waived. With respect to outstanding grants under the Company’s current phantom stock plan to Company directors who will not become VimpelCom Ltd. directors upon completion of the Transactions, it is currently anticipated that any such grants will remain under the Company’s current phantom stock plan and the obligations with respect to such grants will remain with the Company, and such other steps will be taken and such other adjustments will be made as are necessary to reflect the Transactions. It is currently anticipated that the Company’s phantom stock plan ultimately will be dissolved. For a more complete description of the Company’s phantom stock plan, see the excerpt from the section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 entitled, “Item 6—Directors, Senior Management and Employees—B. Compensation” that is filed as an exhibit to this Statement and incorporated herein by reference.

The Company has also granted stock appreciation rights to its officers and employees under the 2009 Stock Appreciation Rights Plan. A stock appreciation right, upon vesting, entitles the holder to receive a cash amount per stock appreciation right equal to any excess of the New York Stock Exchange (“NYSE”) closing price of an ADS on the exercise date over the price at which such stock appreciation right was granted (the higher of the NYSE closing price on the grant date or the average NYSE closing price over a period of 30 trading days prior to the grant date). It is currently anticipated that obligations under the current 2009 Stock Appreciation Rights Plan will remain with the Company with respect to outstanding grants to employees and officers of the Company who remain with the Company after consummation of the Transactions and that VimpelCom Ltd. will assume any obligations with respect to outstanding grants to those officers and employees who will become officers or employees of VimpelCom Ltd. upon completion of the Transactions (in each case, with such adjustments as are necessary to reflect the Transactions).

The Company’s CEO, Boris Nemsic, and General Director, Alexander Torbakhov, each have employment agreements under which they have been granted stock appreciation rights in respect of ADSs of the Company that are not subject to the 2009 Stock Appreciation Rights Plan. These stock appreciation rights, upon vesting, entitle the executive to receive a cash amount per stock appreciation right equal to any excess of the closing price of one ADS of the Company as quoted on the NYSE on the trading date immediately prior to the date of exercise over the price at which such stock appreciation right was granted. Under the terms of their respective employment agreements, in the event of a change of control or other unusual event affecting the Company, the Company Board has discretion to adjust the terms of these stock appreciation rights in such a manner as it may deem equitable. It is currently anticipated that the terms of each of Mr. Nemsic’s and Mr. Torbakhov’s employment agreement with the Company will be adjusted as necessary to cause these stock appreciation rights to apply to VimpelCom Ltd.’s DRs upon completion of the Transactions.

Agreements with Alfa Group and Telenor

Non-disclosure Agreement

On September 23, 2009, the Company, Altimo and Telenor entered into a mutual non-disclosure agreement (the “Non-disclosure Agreement”) in connection with the Transactions. The term of the Non-disclosure

Agreement originally terminated on October 4, 2009, the date Altimo and Telenor signed definitive documentation in connection with the Transactions. In letter agreements dated December 1, 2009 between the Company and each of Altimo and Telenor, the rights and obligations under the Non-disclosure Agreement were extended from and including October 4, 2009 until December 31, 2010, and all confidential information disclosed among the parties at any time since September 23, 2009 will be treated as confidential in accordance with the Non-disclosure Agreement.

Registration Rights

Eco Telecom, Telenor East Invest and the Company entered into a registration rights agreement on May 30, 2001, which provides Eco Telecom and Telenor East Invest with demand and piggyback registration rights with respect to the ADSs and Common Shares but not with respect to any warrants or other securities convertible into or exchangeable for the Common Shares. Demand and piggyback registration rights may be assigned to permitted transferees and other persons who hold, in the aggregate, at least 25.0% plus one share of the Company’s voting capital stock. Pursuant to the demand registration right, if the Company receives a written request from Eco Telecom or Telenor East Invest to effect a registration of the ADSs or the Common Shares under the Securities Act, the anticipated aggregate offering price of which exceeds US$20.0 million, the Company will, subject to exceptions, as soon as practicable after receipt of the demand, use its best efforts to effect a registration covering these securities. The registration rights agreement also provides that the Company will not, without the prior written consent of Eco Telecom and Telenor East Invest, include any of its securities, or the securities of any other person, in any such registration.

Pursuant to the piggyback registration right, if the Company registers any of its securities in connection with an underwritten offering and sale for cash, either for its own account or the account of another one of its shareholders exercising its demand registration right, then the Company will, subject to limited exceptions, include any of the ADSs and Common Shares that Eco Telecom or Telenor East Invest requests to be included in that registration. Any single request made by Eco Telecom or Telenor East Invest pursuant to its piggyback registration right may not exceed an aggregate of 50.0% of the ADSs or Common Shares that it owns at the time of such request, unless it holds less than 7.5% of the issued and outstanding Common Shares at such time. The piggyback registration right, however, is conditioned on Eco Telecom or Telenor East Invest and their respective affiliates owning or controlling at least 5.0% of the outstanding Common Shares. In addition, the rights and obligations of each of Eco Telecom and Telenor East Invest under the registration rights agreement, other than indemnification rights and obligations, will terminate on the date that such shareholder and its affiliates owns less than 5.0% of issued and outstanding Common Shares.

Eco Telecom and Telenor East Invest have agreed in the registration rights agreement to transfer restrictions regarding shares of the Company. Those restrictions include a prohibition on transfers to the Company’s direct competitors. In addition, subject to a few specific exceptions, Telenor East Invest and Eco Telecom have agreed not to, and have agreed not to permit any of their respective affiliates to, engage in wireless mobile telecommunications businesses in Russia or own or control, directly or indirectly, more than 5.0% of the voting capital stock of any person or company engaged in a wireless mobile telecommunication business in Russia, other than the Company and its controlled subsidiaries and investments held prior to May 30, 2001. These restrictions apply to Telenor East Invest and Eco Telecom and their respective affiliates so long as they collectively own at least 25.0% plus one share of the Company’s voting capital stock.

Agreements with Telenor

Since September 2005, the Company has been a party to a general services agreement with Telenor, under which Telenor renders to the Company or its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and the Company. The Company pays Telenor an annual fee of US$0.5 million for the services. In addition, in the event that Telenor’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days), the Company must pay to Telenor an additional service fee equal to the U.S. dollar equivalent of 8,000 Norwegian kroner per person for each day of work performed on the engagement. In 2006, 2007, 2008 and 2009, the Company paid Telenor approximately US$0.8 million, US$0.5 million, US$0.6 million and US$0.6 million, respectively, under this agreement. This agreement expires on December 1, 2010.

Agreements with Alfa Group

Service Obligation Agreement

In July 2006, the Company entered into a service obligation agreement with a subsidiary of Alfa Group that requires Alfa Group to provide the Company with services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel, support of implementation of certain projects, assignment of qualified personnel and other services. The annual fee for the services is the equivalent of US$0.5 million (paid in Russian rubles at a fixed exchange rate of RUB 31.0 per U.S. dollar). The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. In addition, in the event that Alfa Group’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days), the Company must pay to Alfa Group an additional service fee equal to the U.S. dollar equivalent of RUB 27,000 per person for each day of work performed on the engagement. In 2006, 2007, 2008 and 2009, the Company paid Alfa Group approximately US$0.5 million, US$1.7 million, US$1.3 million and US$1.8 million, respectively, under this agreement. This agreement expires on December 1, 2010.

Alfa Bank

The Company maintains some of its bank accounts at Alfa Bank, which is part of Alfa Group. From time to time, the Company also places time deposits with Alfa Bank. Under the terms of the Company Board’s approval, there is a US$200.0 million limit on the amount of the Company’s deposits and cash balances that may be held at Alfa Bank. As of December 31, 2009, the Company had balances at Alfa Bank of approximately US$75.0 million in deposit accounts and US$101.5 million in current accounts.

In addition, the Company currently has an agreement with Alfa Bank that allows it to send SMSs to the Company’s subscribers who also are clients of Alfa Bank. Alfa Bank and other entities within Alfa Group are corporate clients of the Company.

Alfa Strakhovaniye

Since February 2007, property and equipment and certain construction risks of the Company and some of its subsidiaries have been covered by an insurance policy from Alfa Strakhovaniye, an Alfa Group subsidiary. Approximately 60.0% of the coverage has been reinsured by Alfa Strakhovaniye with a third party. In March 2009, the Company entered into a collective insurance agreement with Alfa Strakhovaniye-Life for life insurance in the amount of up to approximately RUB 4.1 million (VAT is not imposed) for the period from January 1, 2009 until December 31, 2010.

(c) Agreements with the Bidder or its Executive Officers, Directors or Affiliates.

Agreements with Alfa Group and Telenor

Information regarding agreements with Alfa Group and Telenor is set forth above under “—(b) Agreements with Current Executive Officers, Directors and Affiliates of the Company.”

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

At a meeting held on February 9, 2010, the Company Board, after discussion with the Independent Director Working Group, among other actions, unanimously:

•

Determined that the Transactions, including the VimpelCom Ltd. DRs offered in the Offers (but excluding the nominal cash consideration alternative offered in the Offers), are fair to the Company and its shareholders and ADS holders, including the shareholders and ADS holders of the Company unaffiliated with Altimo and Telenor;

•

Determined that the nominal cash consideration alternative offered in the Offers is not fair to the Company’s shareholders and ADS holders, including the shareholders and ADS holders of the Company unaffiliated with Altimo and Telenor; and

•

Recommended to the Company’s shareholders and ADS holders that they tender their Subject Securities to VimpelCom Ltd. in the Offers and elect to exchange those Subject Securities for VimpelCom Ltd. DRs and not for the nominal cash consideration alternative.

Accordingly, the Company Board unanimously recommends that the holders of Subject Securities tender their Subject Securities to VimpelCom Ltd. in the Offers and elect to exchange those Subject Securities for VimpelCom Ltd. DRs and not for the nominal cash consideration alternative.

(b) Background of the Transactions.

On February 8, 2006, Alexander Izosimov, the Company’s then general director and CEO, sent a letter to Jon Fredrik Baksaas, Telenor’s CEO, and Alexey Reznikovich, Altimo’s CEO, proposing that the Company acquire all of Telenor’s and Altimo’s ownership interests in Kyivstar in exchange for US$5,000.0 million in Company Common Shares. On February 10, Telenor’s executive vice president and head of its Central and Eastern European operations, Jan Edvard Thygesen, responded in writing to Mr. Izosimov, stating that key corporate governance issues would have to be resolved at the Company before Telenor would be willing to discuss any proposed transaction. Following a press leak regarding both letters, both the Company and Telenor issued press releases on February 13 confirming the contents of their respective letters.

On March 2, 2006, Mr. Izosimov sent a letter to Messrs. Baksaas, Thygesen and Reznikovich stating that the Company would withdraw its proposal in the absence of any willingness by Telenor and Alfa Group to open a three-way dialogue between Telenor, Altimo and the Company, prior to March 20, 2006, regarding the Company’s proposal and indicative price.

On March 17, 2006, Mr. Baksaas sent a letter to Messrs. Izosimov and Reznikovich in which Telenor, in response to the Company’s February 8 and March 2 letters, indicated its willingness to enter into concrete discussions regarding a transaction with the Company and Altimo with respect to a sale of Telenor’s shares in Kyivstar for not less than US$2,825.0 million in cash on the terms and conditions described in the letter, including that the Company would buy Altimo’s shares in Kyivstar for not less than US$2,175.0 million in cash and that Telenor and Altimo at the same time would enter into an agreement providing for a market-based separation mechanism. The separation mechanism proposed by Mr. Baksaas would permit the party placing the highest value on the Company to make an offer to purchase all of the other party’s shares in the Company and would obligate the other party to sell all its shares in the Company to the offering party, which would likely result in either Telenor or Altimo holding a controlling stake in the Company. Telenor’s proposal to the Company and Altimo remained in effect until March 31, 2006. Telenor issued a press release on March 20, 2006 describing the contents of its March 17 letter.

On March 24, 2006, Mr. Izosimov sent a letter to Mr. Baksaas in response to Telenor’s March 17 letter affirming the Company’s continuing willingness to purchase 100% of Kyivstar, amending the original all-share proposal and offering a total consideration of US$5,000.0 million, including no more than US$3,000.0 million in cash.

On March 24, 2006, Altimo held a public conference call in which Mr. Reznikovich rejected the market-based separation mechanism proposed by Telenor but expressed his support for Mr. Izosimov’s proposal that the Company purchase Kyivstar for US$3,000.0 million in cash and US$2,0000.0 million in Company Common Shares.

There were several meetings, phone calls and video conferences between and among Telenor, Altimo and the Company throughout April and May 2006 to discuss the proposed transaction.

On April 26, 2006, Mr. Thygesen of Telenor and Mr. Izosimov of the Company had a meeting in Oslo, Norway at which additional terms and conditions of any potential transaction were discussed.

On May 4, 2006, the Company sent Telenor a draft summary term sheet relating to the Company’s proposed acquisition of Kyivstar. The term sheet proposed a price of US$5,000.0 million for 100% of Kyivstar, consisting of not more than US$3,000.0 million in cash and the balance in new Company Common Shares. The offer in the term sheet contained certain conditions for the proposed transaction, including post-signing agreements allowing the Company’s Ukrainian subsidiary, Closed Joint Stock Company “Ukrainian Radio Systems” (“URS”), roaming access on Kyivstar’s network and exclusivity, and was to expire on May 24, 2006.

On May 15, 2006, Mr. Thygesen sent a letter to Mr. Izosimov regarding Telenor’s comments on the Company’s draft term sheet, which had been sent to UBS Limited, the Company’s financial advisor, that day. Telenor’s comments referred to Telenor’s understanding that Kyivstar would be valued at the higher of 7.8 times its 2006 estimated EBITDA less net debt and US$5,000.0 million and Telenor’s requirement that Russian anti-monopoly approval for the increase in Telenor’s holdings of the Company would be received by June 15, 2006. Telenor’s comments also indicated that it wanted its due diligence review of documents in relation to the transaction to commence only after Telenor and Altimo had entered into the proposed market-based separation agreement.

On May 22, 2006, Telenor issued a press release announcing the status of discussions regarding a possible transaction, which included the text of a May 10 letter sent to Mr. Reznikovich setting out the key principles and rationale for Telenor’s proposed separation mechanism and the timetable for agreeing on the proposed separation mechanism and the transaction between the Company and Kyivstar.

On May 22, 2006, Altimo issued a press release announcing that the conditions proposed by Telenor in connection with the Company’s proposed acquisition of Kyivstar were unworkable and made further negotiations on the transaction impossible. Altimo noted in particular its disapproval of Telenor’s making Russian anti-monopoly approval a condition precedent to the transaction, Telenor’s proposed market-based separation mechanism and Telenor’s challenges in the Russian courts of the Company’s acquisition of URS.

On May 30 and May 31, 2006, respectively, Telenor and Altimo wrote to Mr. Izosimov indicating their willingness to continue discussions beyond the May 24 deadline, while, at the same time, reiterating their differing positions with respect to the market-based separation agreement.

On June 1, 2006, the Company issued a press release announcing that it had withdrawn its proposal to Telenor and Altimo to acquire 100% of Kyivstar for US$5,000.0 million, because it believed reaching a deal in the foreseeable future was unlikely due to the perceived lack of progress in negotiations between Telenor and Altimo, as well as Telenor’s requirement that the separation mechanism and Russian anti-monopoly approval be in place prior to any sale of Kyivstar.

According to the Prospectus, during the remainder of 2006 and over the course of 2007 and 2008, Altimo and Telenor and their respective representatives continued to consider and discuss various potential transaction structures regarding their respective ownership interests in the Company and Kyivstar. The Company was not a party to these discussions.

On or about May 5, 2009, Altimo and Telenor approached the Company’s management and informed them that Altimo and Telenor would like to have a meeting to discuss a possible transaction among Altimo, Telenor and the Company with respect to Altimo’s and Telenor’s respective indirect shareholdings in the Company and Kyivstar. Over the course of the next two weeks, the parties exchanged drafts of a proposed mutual non-disclosure agreement, but the agreement was never finalized and the meeting did not take place.

On September 21, 2009, Altimo and Telenor again approached the Company’s management and informed them that Altimo and Telenor had determined that negotiations between the parties were sufficiently well developed to begin discussions with the Company’s management and the Company Board regarding its support for a proposed transaction. On September 23, 2009, following the signing of a mutual non-disclosure agreement among Altimo, Telenor and the Company, representatives from Altimo and Telenor, together with their financial and legal advisors, met in London, England, with Boris Nemsic and Jeffrey McGhie, the Company’s CEO and general counsel, respectively, and the Company’s financial advisor, UBS Limited, and legal advisor, Akin Gump Strauss Hauer & Feld, LLP. At the September 23 meeting, Altimo and Telenor explained the parameters, terms and conditions, and perceived benefits of the proposed transactions, including a proposed exchange ratio of 3.0:1 when determining the percentage ownership of VimpelCom Ltd. Throughout this Statement, “exchange ratio” means the ratio of the maximum aggregate number of DRs that would be issued to holders of Company Common Shares (including Common Shares represented by ADSs) to the aggregate number of VimpelCom Ltd. common shares that would be issued to the holders of shares of Kyivstar if all outstanding Company Common Shares (including Common Shares represented by ADSs) and shares of Kyivstar are exchanged in the Transactions. In addition, Altimo and Telenor explained that they would like to receive a statement of support from the Company Board and would like the Company to obtain a fairness opinion from its financial advisor at the time Altimo and Telenor signed a series of agreements with respect to the proposed transactions (collectively referred to as the “Transaction Agreements”) and publicly announced the proposed transactions on or about October 5, 2009.

On September 25, 2009, the Company’s management reviewed the proposed transactions with the Company Board, which formed the Independent Director Working Group to supervise the Company management’s involvement in the proposed transactions. The Company Board also authorized management to evaluate the proposed transactions under the supervision of the Independent Director Working Group and ratified the Company’s execution of the mutual non-disclosure agreement.

On September 25, 2009, Altimo, Telenor and the Company and their respective legal and financial advisors began reviewing the due diligence materials provided by Kyivstar and the Company, respectively.

On September 26, 2009, the Company instructed its tax advisors, PricewaterhouseCoopers, to begin a review of the tax impact of the proposed transactions on the Company’s minority shareholders.

On each of September 26 and September 29 through October 2, 2009, members of the Independent Director Working Group held telephone conferences with the Company’s management and financial and legal advisors to discuss the status, progress and issues arising in connection with the evaluation of the proposed transactions by the Company management and financial and legal advisors.

On September 29, 2009, the Company’s management and Independent Director Working Group requested a conference call with Altimo and Telenor to discuss several questions posed concerning the basis for the proposed exchange ratio, the proposed VimpelCom Ltd. dividend policy, the process for selecting VimpelCom Ltd.’s initial CEO, the proposed division of authority between VimpelCom Ltd.’s shareholders, board and management, the reasons for locating VimpelCom Ltd.’s senior management in the Netherlands, the reason for requesting that the Company Board obtain a fairness opinion prior to the anticipated October 5, 2009 public announcement of the proposed transactions, and Altimo’s and Telenor’s determination that the Company’s minority shareholders would be willing to participate in the proposed transactions in sufficient numbers given the more than 95.0% minimum acceptance condition.

On September 30, 2009, representatives of Altimo and Telenor, together with their respective legal and financial advisors, had a conference call with the Independent Director Working Group, the Company’s management and the Company’s legal and financial advisors to discuss their questions posed on September 29, 2009. Representatives of Altimo and Telenor discussed the following during the September 30 call:

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the 3.0:1 exchange ratio, which Altimo and Telenor proposed based on their view of the relative contributions of the Company and Kyivstar to the combined business of VimpelCom Ltd. and their belief that the proposed exchange ratio would be attractive to the Company’s minority shareholders because of the benefits they believed the proposed transactions would provide to all of the Company’s shareholders;

•	the proposed dividend policy of VimpelCom Ltd.;

•	their goal to quickly identify and select an initial CEO who would meet the considerations described in the VimpelCom Ltd. shareholders agreement after thoroughly assessing the potential candidates;

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the reasons for establishing VimpelCom Ltd.’s headquarters in the Netherlands, namely, the beneficial tax treaties between the Netherlands and several countries in which the Company operates, as well as the Netherlands’ geographic location, which representatives of Altimo and Telenor regarded as more beneficial for future expansion activities and investor meetings and convenient for traveling to the countries in which VimpelCom Ltd. would operate;

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the proposed governance structure of VimpelCom Ltd., including the rights granted to Altimo and Telenor under the VimpelCom Ltd. shareholders agreement, the division of authority between the supervisory board and the management board, and that the approval of certain M&A transactions would require the affirmative approval of a majority of VimpelCom Ltd.’s independent shareholders;

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the request that the Company Board obtain a fairness opinion from its financial advisor prior to the anticipated October 5, 2009 public announcement of the proposed transactions, which Altimo and Telenor suggested in order to ensure that any initial statement of support for the proposed transactions by the Company would take into consideration substantive, third-party advice as one of the reasons for expressing its initial support for the proposed transactions, while recognizing that, prior to making its formal recommendation to its shareholders (which would be included in a solicitation/recommendation statement on Schedule 14D-9 filed with the SEC following commencement of the Offers), the Company Board would likely seek a fairness opinion at such time as one factor in its analysis as to whether it would formally recommend the Offers to its shareholders; and

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the more than 95.0% minimum acceptance condition, which Altimo and Telenor stated was achievable in view of the attractive exchange ratio offered to the Company’s shareholders because of the benefits which they believed the proposed transactions would provide to all of the Company’s shareholders.

On October 1, 2009, representatives of Altimo and Telenor, together with their respective legal and financial advisors, had a further call with the Independent Director Working Group, the Company’s management and the Company’s legal and financial advisors. The Independent Director Working Group indicated that, based on the analyses performed to date by the Company’s management and UBS, the Independent Director Working Group did not believe it could support the proposed transaction at a 3.0:1 exchange ratio. UBS, on the Company’s behalf, suggested to Altimo and Telenor an exchange ratio of 3.5:1. Altimo’s and Telenor’s representatives indicated that a 3.5:1 exchange ratio was not acceptable and suggested that the Independent Director Working Group and the Company’s management and financial advisor take into account the value of other perceived benefits, such as the improved corporate governance of VimpelCom Ltd., potential operational improvements and efficiencies, the resolution of ongoing disputes between Alfa Group and Telenor and the domiciling of VimpelCom Ltd. in the Netherlands. The parties engaged in a further discussion on valuation and agreed that the parties’ respective financial advisors would have further discussions regarding valuation.

On October 2, 2009, representatives of Altimo and Telenor, together with their respective legal and financial advisors, had a further call with the Independent Director Working Group, the Company’s management and the Company’s legal and financial advisors. The Independent Director Working Group stated again that, based on the analyses done to date by the Company’s management and UBS, the Independent Director Working Group could not support the proposed transaction based on a 3.0:1 exchange ratio. UBS, on the Company’s behalf, again suggested an exchange ratio of 3.5:1. At the same time, the Independent Director Working Group, the Company’s management and UBS raised additional questions concerning the potential tax impact of the proposed transactions on the Company’s minority shareholders.

On October 2, 2009, representatives of Altimo and Telenor, together with their respective tax, legal and financial advisors, had a call with the Company’s management and the Company’s tax, legal and financial advisors to discuss in further detail the potential tax impact of the proposed transactions on the Company’s minority shareholders. During the remainder of October 2, 2009, and the morning of October 3, 2009, the parties’ respective financial and tax advisors continued to review and discuss the potential operational improvements and efficiencies and tax impact of the proposed transactions.

During the morning of October 3, 2009, members of the Independent Director Working Group held meetings with the Company’s management and financial and legal advisors and had several conversations with Altimo’s and Telenor’s representatives regarding the exchange ratio. Altimo’s and Telenor’s representatives maintained that a 3.5:1 exchange ratio was not acceptable to them. Members of the Independent Director Working Group indicated to Altimo and Telenor that, based on further analyses performed by the Company’s management and UBS, including the Company’s management’s analysis of potential operational improvements and efficiencies resulting from the proposed transactions, the Independent Director Working Group could support a 3.4:1 exchange ratio, subject to UBS being able to deliver an opinion to the Company Board that a 3.4:1 exchange ratio was fair from a financial point of view to the Company’s minority shareholders, as of the date on which the opinion was rendered.

During the early afternoon on October 3, 2009, the Company Board held a meeting at which management reviewed with the Company Board the status of management’s evaluation, under the supervision of the Independent Director Working Group, of the proposed transactions since the Company’s September 25, 2009 board meeting. Each member of the Independent Director Working Group stated his general support for the proposed transactions, subject, in each case, to Altimo and Telenor proposing a higher exchange ratio acceptable to the Independent Director Working Group and receiving an opinion from UBS that the exchange ratio was fair from a financial point of view to the Company’s minority shareholders, as of the date on which the opinion was rendered. Following the statements of general support from the Independent Director Working Group, the remaining directors also stated their general support on the same basis. The Company Board then agreed to reconvene later in the day, subject to a higher exchange ratio acceptable to the Independent Director Working Group being proposed by Altimo and Telenor and UBS being in a position to deliver its opinion on whether the higher exchange ratio was fair from a financial point of view to the Company’s minority shareholders, as of the date on which the opinion was rendered.

Following the afternoon board meeting, members of the Independent Director Working Group continued their conversations with representatives of Altimo and Telenor regarding the adequacy of the exchange ratio. These discussions resulted in Altimo and Telenor agreeing to increase the proposed exchange ratio from 3.0:1 to 3.4:1. The members of the Independent Director Working Group determined that the proposed 3.4:1 exchange ratio was acceptable in order for them to express their support for the proposed Transactions, subject to UBS being able to deliver an opinion to the Company Board that the 3.4:1 exchange ratio was fair from a financial point of view to the Company’s minority shareholders, as of the date on which the opinion was rendered.

During the late evening on October 3, 2009, the Company Board reconvened its meeting. After a discussion with the directors, UBS rendered to the Company Board its oral opinion, confirmed by delivery of a written opinion dated October 3, 2009, to the effect that, as of that date and based upon and subject to the various assumptions, matters considered and limitations described in its opinion, the exchange ratio resulting from the proposed Transactions was fair, from a financial point of view, to holders of the Company’s common shares, excluding the Alfa Parties and the Telenor Parties (each as defined below). The members of the Independent Director Working Group then expressed their support for the proposed Transactions. After a discussion, the Company Board unanimously voted to express its support for the proposed Transactions on the terms presented to the board of directors and taking into consideration the expression of support for the proposed Transactions by each member of the Independent Director Working Group.

The Company Board considered the following benefits as reasons for voting to express its support for the proposed Transactions on the terms presented to it at its October 3 meeting:

•	the creation of a leading CIS telecoms operator with an attractive platform for expansion into other emerging markets outside the CIS;

•	Kyivstar’s market-leading position in Ukraine and attractive growth prospects;

•	the potential opportunities for in-market consolidation of Kyivstar’s and the Company’s Ukrainian operations;

•	Kyivstar’s lower debt levels relative to the Company’s and its strong cash generation ability;

•	the proposed improved governance structure of VimpelCom Ltd., with specific governance provisions designed to avoid deadlocks between Alfa Group and Telenor;

•	the proposed dismissal or withdrawal of ongoing litigation and arbitration proceedings between Alfa Group and Telenor; and

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the receipt of the opinion from UBS discussed above. The opinion of UBS is discussed in further detail below, and the full text of the written opinion of UBS, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS in connection with the opinion is attached as Annex A.

On October 4, 2009, Alfa Group and Telenor executed the Transaction Agreements. On the morning of October 5, 2009, Alfa Group and Telenor issued a joint press release announcing the proposed Transactions. On the same day, the Company also issued a press release expressing the Company Board’s support for the proposed Transactions based on the facts and circumstances existing at such time, the proposed structure and terms of the proposed Transactions as disclosed to the Company Board by Altimo and Telenor and the diligence conducted by the Company and its advisors.

On or about November 4, 2009, Mr. Reznikovich contacted Company Board member Mr. Kohlhammer and asked if he would serve as a candidate for independent director of VimpelCom Ltd. Mr. Kohlhammer said he would be willing to serve in such capacity. On or about November 4, 2009, Mr. Reznikovich contacted Company Board member Mr. Novoselsky and asked if he would serve as a candidate for independent director of VimpelCom Ltd. Mr. Novoselsky said he would be willing to serve in such capacity.

On November 4, 2009, Mr. Baksaas met with Mr. Izosimov, the Company’s former general director and CEO and then-current non-executive President, in Fornebu, Norway and discussed with Mr. Izosimov whether he would be willing to serve as Altimo’s and Telenor’s candidate for CEO of VimpelCom Ltd.

On November 5, 2009, Mr. Fridman and Mr. Baksaas separately contacted Company Board member Mr. Lunder and asked if he would serve as a candidate for independent director and chairman of the board of directors of VimpelCom Ltd. Mr. Lunder said he would be willing to serve in such capacity. Both Messrs. Fridman and Baksaas asked Mr. Lunder to meet with Mr. Izosimov to determine whether Mr. Izosimov would be willing to serve as a candidate for CEO of VimpelCom Ltd. and, if so, to negotiate the terms on which Mr. Izosimov would be willing to serve.

Mr. Lunder and Mr. Izosimov met in Stockholm, Sweden, on November 9, 2009, and discussed the terms on which Mr. Izosimov would be willing to serve as CEO of VimpelCom Ltd. Thereafter, during the period from November 10, 2009 to November 22, 2009, Mr. Lunder spoke on the telephone to and exchanged emails with Mr. Izosimov and further discussed the terms on which Mr. Izosimov would be willing to serve as CEO of VimpelCom Ltd.

On November 19, 2009, Messrs. Baksaas, Thygesen, Fridman, Reznikovich and Lunder had a conference call regarding VimpelCom Ltd. and the terms of Mr. Izosimov’s proposed employment as CEO of VimpelCom Ltd.

On November 23 and 25, 2009, Mr. Lunder had further phone calls with Mr. Izosimov regarding the terms and conditions of his proposed employment as CEO of VimpelCom Ltd. On November 26, 2009, Mr. Lunder had a conference call with representatives of Telenor and Altimo and their respective legal advisors regarding the terms and conditions of Mr. Izosimov’s proposed employment as CEO of VimpelCom Ltd.

On November 27, 2009, Mr. Izosimov signed a non-binding term sheet setting out the principal terms and conditions of his proposed employment as CEO of VimpelCom Ltd. On November 29, 2009, the board of directors of VimpelCom Ltd. participated in a telephonic board meeting in which they ratified and approved the term sheet signed by Mr. Izosimov. On the morning of November 30, 2009, Alfa Group and Telenor issued a joint press release announcing the selection of Mr. Izosimov as the candidate for CEO of VimpelCom Ltd., of Mr. Lunder as the candidate for chairman of the board of directors of VimpelCom Ltd. and of Messrs. Lunder, Kohlhammer and Novoselsky as candidates for independent directors of VimpelCom Ltd. On January 5, 2010, VimpelCom Ltd.’s board of directors approved Mr. Izosimov’s employment agreement.

On February 1, 2010, the Company’s management, along with the Company’s financial and legal advisors, held a telephone conference with the Independent Director Working Group to discuss the status of the proposed Transactions.

On February 8, 2010, VimpelCom Ltd. publicly filed its Registration Statement on Form F-4 and related Prospectus with respect to the Transactions with the SEC.

On February 8, 2010, the Company’s management, along with the Company’s financial and legal advisors, held a further telephone conference with the Independent Director Working Group to discuss the status of the Transactions.

On February 9, 2010, having received the Russian voluntary tender offer materials from VimpelCom Ltd., the Company Board held a meeting, with representatives of the Company’s management and the Company’s legal and financial advisors participating, to consider the Transactions and the Company Board’s recommendation of the Offers. Company management reviewed with the Company Board the status of Transactions and management’s evaluation, under the supervision of the Independent Director Working Group, of the Transactions. After a discussion with the directors, UBS rendered to the Company Board its oral opinion, confirmed by delivery of a written opinion dated February 9, 2010, to the effect that, as of that date and based upon and subject to the various assumptions, matters considered and limitations described in its opinion, the exchange ratio resulting from the Transactions was fair, from a financial point of view, to holders (excluding the Alfa Parties and the Telenor Parties) of the Company’s Common Shares and ADSs. After discussion with the Independent Director Working Group, the Company Board unanimously:

•

determined that the Transactions, including the VimpelCom Ltd. DRs offered in the Offers (but excluding the nominal cash consideration alternative offered in the Offers), are fair to the Company and its shareholders and ADS holders, including the shareholders and ADS holders of the Company unaffiliated with Altimo and Telenor;

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determined that the nominal cash consideration alternative offered in the Offers is not fair to the Company’s shareholders and ADS holders, including the shareholders and ADS holders of the Company unaffiliated with Altimo and Telenor; and

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recommended to the Company’s shareholders and ADS holders that they tender their Subject Securities to VimpelCom Ltd. in the Offers and elect to exchange those Subject Securities for VimpelCom Ltd. DRs and not for the nominal cash consideration alternative.

(c) Reasons for the Recommendations.

Reasons for the recommendation to accept the VimpelCom Ltd. DRs

In evaluating the Transactions, including the Offers, the Company Board consulted with the members of the Independent Director Working Group, the Company’s management and the Company’s legal and financial advisors. In recommending that the Company’s shareholders and ADS holders tender all of their Subject Securities to VimpelCom Ltd. in the Offers and elect to exchange those Subject Securities for VimpelCom Ltd. DRs, the Company Board considered the following reasons, each of which the Company Board believed affirmatively supported its recommendation:

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Creation of a leading CIS telecoms operator and platform for future expansion. The Company Board considered that combining the Company and Kyivstar under one Bermuda incorporated company headquartered in the Netherlands and listed on the NYSE would create (i) a leading CIS mobile operator with a combined subscriber base of approximately 87.8 million mobile subscribers as of September 30, 2009 and combined net operating revenues of approximately US$12,615.6 million for the year ended December 31, 2008 and approximately US$7,442.7 million for the nine months ended September 30, 2009 and (ii) an attractive platform for expansion into other emerging markets outside the CIS.

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Kyivstar as a premium investment case. The Company Board considered (i) Kyivstar’s consistent market-leading position in Ukraine, (ii) its high profitability and strong cash conversion and (iii) its expected strong revenue growth over the next several years.

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Value creation potential as a result of in-market consolidation. The Company Board considered the attractive opportunities for in-market consolidation of the Company’s Ukrainian operations and Kyivstar, including the potential for cost savings from the reduction of direct costs and overhead as well as the reduction of duplicative capital expenditures in mobile and fixed line operations. The Company Board also considered the potential tax benefits from utilizing existing loss carry-forwards of the Company’s operations in Ukraine.

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Balance sheet benefits. The Company Board considered the anticipated benefits of a stronger balance sheet for VimpelCom Ltd. on a consolidated basis, resulting from the low debt level at Kyivstar relative to the Company and Kyivstar’s strong cash generation ability, including the anticipated benefit of a stronger balance sheet to VimpelCom Ltd.’s ability to access the international capital markets.

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Enhanced governance structure. The Company Board considered the benefits to the Company from Altimo and Telenor having agreed upon, and having agreed to cause the bye-laws of VimpelCom Ltd. to include, mechanisms to avoid potential deadlocks at the VimpelCom Ltd. level in connection with historically sensitive and contentious issues between the two parties, such as appointment of the CEO and independent directors, approval of the annual budget and approval of acquisitions.

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Resolution of disputes between Altimo and Telenor. The Company Board considered the benefits to the Company from Altimo and Telenor having agreed to dismiss or withdraw all outstanding litigation and arbitration proceedings between them and their respective affiliates if the Transactions are completed.

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Opinion of UBS. The Company Board considered the financial analysis and oral opinion of UBS (which oral opinion was confirmed in writing by delivery of UBS’ written opinion dated February 9, 2010) to the effect that, as of that date and based upon and subject to the various assumptions, matters considered and limitations described in its opinion, the exchange ratio resulting from the Transactions was fair, from a financial point of view, to holders (excluding the Alfa Parties and the Telenor Parties) of the Company’s Common Shares and ADSs. The financial analysis and opinion of UBS are discussed in further detail below, and the full text of the written opinion of UBS, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS in connection with the opinion is attached as Annex B.

In recommending that the Company’s shareholders and ADS holders tender all of their Subject Securities to VimpelCom Ltd. in the Offers and elect to exchange those Subject Securities for VimpelCom Ltd. DRs, the Company Board also considered the following risks and potentially negative reasons:

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High minimum acceptance threshold. The Company Board considered the more than 95.0% minimum acceptance condition for the Offers and the potential difficulty in achieving such a high acceptance percentage. The Company Board further considered the potential adverse effect on the Company’s ADS and Common Share price if the minimum acceptance condition is not satisfied or waived and, as a consequence, the Transactions are not completed.

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Taxation of dividends. The Company Board considered that, assuming successful completion of the Transactions, dividend distributions from the Company to VimpelCom Holdings, which will hold the shares of the Company that VimpelCom Ltd. acquires in the Offers, will be subject to an expected minimum 5% withholding tax in Russia.

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Interests of management and directors. The Company Board considered the fact that some of the Company’s management and directors may be deemed to have interests in the Transactions, including the Offers, that are different from, or in addition to, those of the Company’s shareholders and ADS holders, as described in Item 3 above.

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Elimination from MSCI indices. The Company Board considered that the VimpelCom Ltd. DRs may not be eligible for inclusion in the MSCI indices, including the MSCI Russia and MSCI Emerging Market indices because VimpelCom Ltd. is incorporated in Bermuda, headquartered in the Netherlands and will be listed on the NYSE, which may result in the selling of VimpelCom Ltd. DRs by investment funds and other investors that track those indices and, as a consequence, may have a potential adverse effect on VimpelCom Ltd.’s DR price.

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Regulatory approvals. The Company Board considered the possibility that regulatory approvals necessary to consummate the Transactions would not be received, or that conditions imposed by the regulators to such approvals would not be able to be met in a timely manners, if at all, or would otherwise negatively effect VimpelCom Ltd.’s ability to realize anticipated benefits from in-market consolidation of the Company’s Ukrainian operations and Kyivstar.

The Company Board concluded, however, that many of these risks and potentially negative reasons could be managed or mitigated or were unlikely to have a material effect on the Company, VimpelCom Ltd. or the Transactions and that, overall, the risks, uncertainties, restrictions and potential reasons not to consummate the Transactions, including the Offers, were outweighed by the potential benefits of the Transactions, including the Offers.

The Company Board did not assign relative weights to the foregoing reasons or determine that any factor was of particular importance. Rather, the members of the Company Board viewed their position and recommendation as being based on the totality of the information presented to and considered by them. Individual members of the Company Board may have given different weight to different factors.

Reasons for recommendation not to accept the nominal cash consideration alternative

In recommending that the Company’s shareholders and ADS holders not tender their Subject Securities into the Offers in exchange for the nominal cash consideration alternative, the Company Board considered the following reasons, each of which the Company Board believed supported its recommendation:

•	The Company Board considered that the Prospectus states that the nominal cash consideration alternative is being offered solely to comply with Russian law requirements and is not intended to represent fair market value for the Subject Securities and that VimpelCom Ltd. strongly urges holders of Subject Securities not to elect to receive the nominal cash consideration alternative.

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The Company Board considered that (i) the nominal cash consideration alternative offered for each tendered Common Share of the Company is 0.01 Russian rubles (equal to approximately US$0.0003) whereas the weighted average sales price per Common Share as quoted on the Russian Trading System during the six month period preceding February 1, 2010, was 10,327.24 Russian roubles (approximately US$339.37 at the exchange rate as of February 1, 2010) and (ii) the nominal cash consideration offered for each tendered ADS of the Company is 0.0005 Russian rubles (equal to approximately US$0.000017), whereas the average closing sales price per ADS on the NYSE during the six month period preceding February 1, 2010 was US$18.33.

(d) Opinions of the Company’s Financial Advisor.

Opinion dated October 3, 2009

On October 3, 2009, at a meeting of the Company Board held to evaluate the requested public statement of support to be made by the Company Board with respect to the proposed Transactions, UBS delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated October 3, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the Exchange Ratio (as defined below) resulting from the proposed Transactions was fair, from a financial point of view, to holders of the Company’s Common Shares (excluding the Alfa Parties and the Telenor Parties (each as defined below)). For purposes of this section and UBS’ opinions dated October 3, 2009 and February 9, 2010, the “Exchange Ratio” is the ratio of the maximum aggregate number of common DRs of VimpelCom Ltd. to be issued in the proposed Transactions (1,025,620,440) to the holders of the Company’s Common Shares and ADSs to the aggregate number of common DRs of VimpelCom Ltd. to be issued in the proposed Transactions (301,653,080) to the holders of shares in Kyivstar, this being 3.4:1. UBS was not asked to, nor did it, offer any opinion as to the fairness of the cash alternative offered by VimpelCom Ltd. to holders of the Company’s Common Shares and the Company’s ADSs.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion, a copy of which is attached as Annex A to this Statement, is incorporated by reference into this Statement with the consent of UBS. Holders of the Company’s Common Shares or ADSs are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided to the Company Board in connection with, and for the purpose of, its evaluation of the Exchange Ratio resulting from the proposed Transactions from a financial point of view and does not address any other aspect of the proposed Transactions. The opinion does not address the relative merits of the proposed Transactions as compared to other business strategies or transactions that might be available with respect to the Company or the underlying business decision of the Company Board to support the proposed Transactions. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should act with respect to the proposed Transactions. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to the Company and Kyivstar;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of Kyivstar that were provided to UBS by the Company’s management and not publicly available, including financial forecasts and estimates prepared by Kyivstar’s management, as adjusted by the Company, that the Company Board directed UBS to utilize for purposes of its analysis;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to UBS by the Company’s management and were not publicly available, including financial forecasts and estimates prepared by the Company’s management that the Company Board directed UBS to utilize for purposes of its analysis;

•	reviewed certain estimates of synergies prepared by the Company’s management that were not publicly available that the Company Board directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior managements of the Company and Kyivstar concerning the business and financial prospects of the Company and Kyivstar;

•	reviewed publicly available financial and stock market data with respect to certain other companies that are generally in the industry in which the Company and Kyivstar operate;

•	compared the financial terms of the proposed Transactions with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of the Company’s Common Shares and the Company’s ADSs;

•

reviewed drafts, prepared as of October 3, 2009, of the Share Exchange Agreement, between and among (i) Altimo, Eco Telecom and certain of their affiliates (the “Alfa Parties”) and (ii) Telenor, Telenor East Invest, Telenor Mobile Communications AS and certain of their affiliates (the “Telenor Parties”) and certain other related agreements (collectively, the “Draft Transaction Agreements”); and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the Company Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Company Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, Kyivstar or VimpelCom Ltd., and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above, UBS assumed, at the direction of the Company Board, that such forecasts, estimates and synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company and Kyivstar and such synergies. These forecasts, estimates and synergies are summarized below under “Forecasted Financial Information and Synergy Estimates—Forecasted Financial Information and Synergy Estimates as of October 3, 2009.” In addition, UBS assumed, with the approval of the Company Board, that such financial forecasts, estimates and synergies would be achieved at the times and in the amounts projected. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

At the direction of the Company Board, UBS was not asked to, and it did not, offer any opinion as to the terms of the Transaction Agreements or the form of the proposed Transactions. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the proposed Transactions, or any class of such persons, relative to the Exchange Ratio. UBS expressed no opinion as to what the value of the DRs or the Preferred DRs would be when issued pursuant to the proposed Transactions or the prices at which the Company’s Common Shares, the Company’s ADSs or the DRs would trade at any time. In rendering its opinion, UBS assumed, with the consent of the Company Board, that (i) the final executed forms of the Transaction Agreements would not differ in any material respect from the Draft Transaction Agreements that UBS reviewed, (ii) the parties to the Transaction Agreements would comply with all material terms of those agreements and (iii) the proposed Transactions would be consummated in accordance with the terms of the Draft Transaction Agreements without any adverse waiver or amendment of any material term or condition of those agreements. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Transactions would be obtained without any material adverse effect on the Company, VimpelCom Ltd., Kyivstar or the proposed Transactions. UBS was not authorized to solicit and did not solicit indications of interest in a transaction with the Company from any party. Except as described above, the Company imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by a committee authorized by UBS.

In connection with rendering its opinion to the Company Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS’ in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to the Company, Kyivstar, VimpelCom Ltd. or the proposed Transactions. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company and Kyivstar provided by the Company or derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company and Kyivstar. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The Exchange Ratio was determined through negotiation among the Alfa Parties, the Telenor Parties and the Company, but the decision to ultimately enter into the Transaction Agreements was solely that of the Alfa Parties and the Telenor Parties. UBS’ opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the statement of support with respect to the proposed Transactions and should not be viewed as determinative of the views of the Company Board or management with respect to the proposed Transactions or the Exchange Ratio.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Company Board on October 3, 2009, in connection with its opinion relating to the Exchange Ratio. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Financial Analyses

Selected Companies Analysis

UBS compared selected financial and stock market data of the Company and selected financial data of Kyivstar with corresponding data for the following publicly traded mobile telecommunications companies:

•	Mobile TeleSystems OJSC

•	Turkcell Iletişim Hizmetleri A.Ş.

•	the Company (in the case of Kyivstar)

UBS reviewed the enterprise values of the selected companies calculated as equity market value based on closing stock prices on October 2, 2009, plus debt at book value, preferred stock at liquidation value and minority interests at estimated current equity market value, less cash and cash equivalents and associates at estimated current equity market value, as multiples of EBITDA for calendar year 2008 and estimated EBITDA for calendar years 2009 through 2012. UBS also reviewed these enterprise values as a multiple of operating free cash flow, calculated as EBITDA less estimated capital expenditures (referred to in this section as OpFCF), for calendar year 2008 and estimated OpFCF for calendar years 2009 through 2012. UBS then compared these multiples derived for the selected companies with corresponding multiples implied for the Company based on the closing price of an the Company ADS on October 2, 2009, and for Kyivstar based on its enterprise value implied by the closing price of an the Company ADS on October 2, 2009 and the Exchange Ratio. Financial data for the selected companies and the Company were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for Kyivstar were based on internal estimates of Kyivstar’s management, as adjusted by the Company’s management. This analysis indicated the implied multiples for the selected companies, as compared to corresponding multiples implied for the Company based on publicly available research analysts’ consensus estimates and for Kyivstar, respectively set out below.

In addition, UBS reviewed the corresponding data for Vodacom Group Limited and MTN Group Limited, which companies are generally in the industry in which the Company and Kyivstar operate, for reference purposes. UBS did not include Vodacom or MTN in the selected companies because the financial, operating and trading characteristics of Vodacom and MTN cause their financial results to have limited comparability, for valuation purposes, to those of the Company or Kyivstar.

The Company

Enterprise Value as Multiple of EBITDA:	Implied Multiples for Selected Companies		Implied Multiples for the Company Based on Closing Price of a Company ADS on October 2, 2009	Vodacom	MTN
	MTS	Turkcell
2008 A	3.8	4.9	5.1	6.2	6.6
2009 E	5.1	6.3	5.8	5.5	5.7
2010 E	4.9	5.7	5.1	5.2	5.2
2011 E	4.6	5.3	4.7	4.9	4.7
2012 E	4.3	4.7	4.5	4.6	4.4

Enterprise Value as Multiple of OpFCF:
2008 A	5.9	7.1	9.0	10.1	19.2
2009 E	8.9	nm	8.5	8.6	17.3
2010 E	8.5	9.9	8.2	8.0	9.4
2011 E	7.9	8.2	7.5	7.4	7.7
2012 E	7.1	7.2	7.0	6.8	6.6

Kyivstar

Enterprise Value as Multiple of EBITDA:	Implied Multiples for Selected Companies			Implied Multiples for Kyivstar Based on its Enterprise Value Implied by the Closing Price of a Company ADS on October 2, 2009 and the Exchange Ratio	Vodacom	MTN
	MTS	Turkcell	the Company
2008 A	3.8	4.9	5.1	3.8	6.2	6.6
2009 E	5.1	6.3	5.8	6.4	5.5	5.7
2010 E	4.9	5.7	5.1	6.0	5.2	5.2
2011 E	4.6	5.3	4.7	5.4	4.9	4.7
2012 E	4.3	4.7	4.5	4.8	4.6	4.4

Enterprise Value as Multiple of OpFCF:
2008 A	5.9	7.1	9.0	5.1	10.1	19.2
2009 E	8.9	nm	8.5	8.2	8.6	17.3
2010 E	8.5	9.9	8.2	8.0	8.0	9.4
2011 E	7.9	8.2	7.5	7.1	7.4	7.7
2012 E	7.1	7.2	7.0	6.3	6.8	6.6

Selected Transactions Analysis

UBS reviewed transaction values in the following four selected transactions involving companies in the mobile telecommunications industry:

Announcement Date	Acquiror	Target
December 2007	the Company	Golden Telecom, Inc.

November 2008	Vodafone Group Plc	Vodacom Group (Proprietary) Limited (acquisition of 15% stake taking total holding to 65%)

March 2009	Telekom Slovenije d.d.	COSMOFON, Mobile Telecommunications A.D. Skopje

August 2009	Mobile TeleSystems OJSC	COMSTAR—United TeleSystems

UBS reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt at book value, preferred stock at liquidation value and minority interests at estimated equity market value, less cash and cash equivalents and associates at estimated equity market value, as multiples of last reported financial year EBITDA and one-year forward and two-year forward estimated EBITDA. UBS then compared these multiples derived for the selected transactions with corresponding multiples for Kyivstar based on the closing price of the Company’s ADSs on October 2, 2009 and the Exchange Ratio. Multiples for the selected transactions were based on publicly available information at the time of announcement of the respective transaction. Estimated financial data for Kyivstar were based on internal estimates of Kyivstar’s management, as adjusted by the Company’s management. This analysis indicated the following implied multiples for the selected transactions, as compared to corresponding multiples implied for Kyivstar:

	Implied Multiples for Selected Transactions				Implied Multiples for Kyivstar Based on its Enterprise Value Implied by the Closing Price of a Company ADS on October 2, 2009 and the Exchange Ratio
Transaction Value as Multiple of:	the Company/ Golden Telecom	Vodafone/ Vodacom	Telecom Slovenije/ Cosmofon	MTS/ Comstar
Latest Historical Fiscal Year (“FY”) EBITDA	13.5	8.9	8.8	4.2	3.8
FY + 1 EBITDA	9.3	8.1	7.5	5.2	6.4
FY + 2 EBITDA	7.0	7.6	7.1	4.8	6.0

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of the Company, Kyivstar and the net synergies (inclusive of withholding tax dis-synergies) forecasted to result from the proposed Transactions in order to derive a range of implied present value for the equity of VimpelCom Ltd., and then calculated, based on the Exchange Ratio, a range of implied present value for the equity of VimpelCom Ltd. to be held by current equity holders of the Company pro forma for the proposed Transactions. UBS then compared the range of implied present value of the equity of the Company with the range of implied present value for the equity of VimpelCom Ltd. to be held by current equity holders of the Company pro forma for the proposed Transactions. UBS conducted this analysis using financial forecasts and estimates relating to the Company prepared by the Company’s management, financial forecasts and estimates relating to Kyivstar prepared by Kyivstar’s management, as adjusted by the Company’s management, and financial forecasts and estimates relating to net synergies prepared by the Company’s management.

The Company. UBS calculated a range of implied present values (as of December 31, 2009) of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from December 31, 2009 through December 31, 2013, and of terminal values for the Company based on the Company’s calendar year 2013 revenue and a normalized EBITDA margin, as determined by the Company’s management, of 45.0%. Implied terminal values were derived by applying to the resulting estimated normalized 2013 EBITDA a range of EBITDA multiples of 5.0x to 7.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%. The discounted cash flow analysis resulted in a range of implied present values of the equity of the Company of approximately US$16.3 billion to US$24.8 billion.

Kyivstar. UBS calculated a range of implied present values (as of December 31, 2009) of the standalone unlevered, after-tax free cash flows that Kyivstar was forecasted to generate from December 31, 2009 through December 31, 2013, and of terminal values for Kyivstar based on Kyivstar’s calendar year 2013 revenue and a normalized EBITDA margin, as determined by the Company’s management, of 55.0%. Implied terminal values were derived by applying to the resulting estimated normalized 2013 EBITDA a range of EBITDA multiples of 5.0x to 7.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 14.0% to 16.0%. The discounted cash flow analysis resulted in a range of implied present values of the equity of Kyivstar of approximately US$5.0 billion to US$6.8 billion.

Net Synergies. UBS calculated a range of implied present values (as of December 31, 2009) of the unlevered, after-tax free cash flows from synergies that were forecasted by the Company’s management to result from the proposed Transactions from December 31, 2009 through December 31, 2015. An estimated value thereafter of zero, as determined by the Company’s management, was ascribed to the synergies. Present values of cash flows were calculated using discount rates ranging from 14.0% to 16.0%. In addition, UBS calculated a range of implied present values (as of December 31, 2009) of the free cash flows from December 31, 2009 through December 31, 2013, and of terminal values for certain dis-synergies resulting from withholding taxes that were forecasted by the Company’s management to result from the proposed Transactions. Implied terminal values were derived by applying to the normalized 2013 free cash flow a range of multiples of 5.0x to 7.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%. The discounted cash flow analysis resulted in a range of implied present values of the synergies, net of the implied present values of the dis-synergies, resulting from the proposed Transactions of approximately US$0.38 billion to US$0.43 billion.

Pro Forma VimpelCom Ltd. UBS summed the range of implied present values of the equity of the Company and of Kyivstar with the range of implied present values of the net synergies resulting from the proposed Transactions to derive a range of implied present values of the equity of VimpelCom Ltd. of approximately US$21.7 billion to US$31.9 billion, and then calculated, based on the Exchange Ratio, that the approximately 77.3% of the equity of VimpelCom Ltd. to be held by current equity holders of the Company would have a range of implied present values of approximately US$16.8 billion to US$24.7 billion.

Contribution Analysis

UBS compared the approximately 77.3% pro forma ownership of VimpelCom Ltd. by current equity holders of the Company, based on the Exchange Ratio, with the relative contribution to the equity value of VimpelCom Ltd. attributable to the Company versus that attributable to Kyivstar and the net synergies resulting from the proposed Transactions. For this analysis, UBS considered the Company’s relative contribution to VimpelCom Ltd. of EBITDA, OpFCF, and a range of implied present values of the equity, based on discounted cash flow, both excluding and including the net synergies resulting from the proposed Transactions. In the case of EBITDA and OpFCF, relative contribution to equity was estimated by applying the implied public market trading multiples for the Company based on publicly available research analysts’ consensus estimates as of October 2, 2009, to the financial forecasts for each of the Company and Kyivstar that the Company Board directed UBS to utilize for purposes of its analysis, and then adjusting the resulting implied enterprise values by deducting the respective debt at book value (net of cash and cash equivalents) and, in the case of the Company, the estimated equity market value of the Company’s minority interest in Kazakhstan, to derive implied equity contributions to VimpelCom Ltd. This analysis indicated the following implied relative contributions to the implied equity value of VimpelCom Ltd.:

EBITDA:	Impact of Proposed Transactions	the Company
2008A	28.8%	71.2%
2009E	22.6%	77.4%
2010E	23.1%	76.9%
2011E	24.1%	75.9%
2012E	24.3%	75.7%

OpFCF:
2008A	39.5%	60.5%
2009E	25.8%	74.2%
2010E	28.7%	71.3%
2011E	28.6%	71.4%
2012E	26.1%	73.9%

DCF excl. Net Synergies:
Low	23.5%	76.5%
Mid	22.3%	77.7%
High	21.4%	78.6%

DCF incl. Net Synergies:
Low	24.2%	75.8%
Mid	23.0%	77.0%
High	22.1%	77.9%

Opinion dated February 9, 2010

On February 9, 2010, at a meeting of the Company Board held to evaluate the recommendation to be made by the Company Board to shareholders of the Company with respect to the Transactions, UBS delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated February 9, 2010, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the Exchange Ratio resulting from the Transactions was fair, from a financial point of view, to holders (excluding the Alfa Parties and the Telenor Parties) of the Company’s Common Shares and ADSs. UBS was not asked to, nor did it, offer any opinion as to the fairness of the cash alternative offered by VimpelCom Ltd. to holders of the Company’s Common Shares and the Company’s ADSs.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion, a copy of which is attached as Annex B to this

Statement, is incorporated by reference into this Statement with the consent of UBS. Holders of the Company’s Common Shares or ADSs are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided to the Company Board in connection with, and for the purpose of, its evaluation of the Exchange Ratio resulting from the Transactions from a financial point of view and does not address any other aspect of the Transactions. The opinion does not address the relative merits of the Transactions as compared to other business strategies or transactions that might be available with respect to the Company or the underlying business decision of the Company Board to support the Transactions. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should act with respect to the Transactions. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to the Company and Kyivstar;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of Kyivstar that were provided to UBS by the management of the Company and that were not publicly available, including financial forecasts and estimates prepared by the management of Kyivstar, as adjusted by the Company, that the Company Board directed UBS to utilize for purposes of its analysis;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that the Company Board directed UBS to utilize for purposes of its analysis;

•	reviewed certain estimates of synergies prepared by the management of the Company that were not publicly available that the Company Board directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior managements of the Company and Kyivstar concerning the business and financial prospects of the Company and Kyivstar;

•	reviewed publicly available financial and stock market data with respect to certain other companies that are generally in the industry in which the Company and Kyivstar operate;

•	compared the financial terms of the Transactions with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of the Company’s Common Shares and the Company’s ADSs;

•

reviewed the Share Exchange Agreement, dated as of October 4, 2009 (the “Share Exchange Agreement”), between and among the Alfa Parties and the Telenor Parties and certain other related agreements (the “Other Agreements”); and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the Company Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Company Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, Kyivstar or VimpelCom Ltd., and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above, UBS assumed, at the direction of the Company Board, that such forecasts, estimates and synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and Kyivstar and such synergies. These forecasts, estimates and synergies are summarized below under “Forecasted Financial Information and Synergy Estimates—Forecasted Financial Information and Synergy Estimates as of February 8, 2010.” In addition, UBS assumed, with the approval of the Company Board, that such financial forecasts, estimates and synergies would be achieved at the times and in the amounts projected. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

At the direction of the Company Board, UBS was not asked to, and it did not, offer any opinion as to the terms of the Share Exchange Agreement or Other Agreements or the form of the Transactions. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Exchange Ratio. UBS expressed no opinion as to what the value of VimpelCom Ltd. common DRs or VimpelCom Ltd. preferred DRs would be when issued pursuant to the Transactions or the prices at which the Company’s Common Shares, the Company’s ADSs or VimpelCom Ltd. common DRs would trade at any time. In rendering its opinion, UBS assumed, with the consent of the Company Board, that (i) the parties to the Share Exchange Agreement and the Other Agreements would comply with all material terms of those agreements and (ii) the Transactions would be consummated in accordance with the terms of the Share Exchange Agreement and the Other Agreements without any adverse waiver or amendment of any material term or condition of those agreements. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions would be obtained without any material adverse effect on the Company, VimpelCom Ltd., Kyivstar or the Transactions. UBS was not authorized to solicit and did not solicit indications of interest in a transaction with the Company from any party. Except as described above, the Company imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by a committee authorized by UBS.

In connection with rendering its opinion to the Company Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to the Company, Kyivstar, VimpelCom Ltd. or the Transactions. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company and Kyivstar provided by the Company or derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company and Kyivstar. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The Exchange Ratio was determined through negotiation among the Alfa Parties, the Telenor Parties and the Company but the decision to ultimately enter into the Share Exchange Agreement was solely that of the Alfa

Parties and the Telenor Parties. UBS’ opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the recommendation it made to Company shareholders with respect to the Transactions and should not be viewed as determinative of the views of the Company Board or management with respect to the Transactions or the Exchange Ratio.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Company Board on February 9, 2010 in connection with its opinion relating to the Exchange Ratio. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Financial Analyses

Selected Companies Analysis

UBS compared selected financial and stock market data of the Company and selected financial data of Kyivstar with corresponding data for the following publicly traded mobile telecommunications companies:

•	Mobile TeleSystems OJSC

•	Turkcell Iletişim Hizmetleri A.Ş.

•	the Company (in the case of Kyivstar)

UBS reviewed the enterprise values of the selected companies calculated as equity market value based on closing stock prices on February 5, 2010, plus debt at book value, preferred stock at liquidation value and minority interests at estimated current equity market value, less cash and cash equivalents and associates at estimated current equity market value, as multiples of earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for calendar year 2008 and estimated EBTIDA for calendar years 2009 through 2012. UBS also reviewed these enterprise values as a multiple of operating free cash flow, calculated as EBITDA less estimated capital expenditures, referred to as OpFCF, for calendar year 2008 and estimated OpFCF for calendar years 2009 through 2012. UBS then compared these multiples derived for the selected companies with corresponding multiples implied for the Company based on the closing price of the Company’s ADSs on February 5, 2010 and for Kyivstar based on its enterprise value implied by the closing price of the Company’s ADSs on February 5, 2010 and the Exchange Ratio. Financial data for the selected companies and the Company were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for Kyivstar were based on internal estimates of Kyivstar’s management as adjusted by the Company’s management. This analysis indicated the implied multiples for the selected companies, as compared to corresponding multiples implied for the Company based publicly available research analysts’ consensus estimates and for Kyivstar, respectively set out below.

In addition, UBS reviewed the corresponding data for Vodacom Group Limited and MTN Group Limited, which companies are generally in the industry in which the Company and Kyivstar operate, for reference purposes. UBS did not include Vodacom or MTN in the selected companies because the financial, operating and trading characteristics of Vodacom and MTN cause their financial results to have limited comparability, for valuation purposes, to those of the Company or Kyivstar.

The Company

Enterprise Value as Multiple of EBITDA:	Implied Multiples for Selected Companies		Implied Multiples for the Company Based on Closing Price of a Company ADS on February 5, 2010	Vodacom	MTN
	MTS	Turkcell
2008 A	4.1	4.7	4.8	5.9	5.8
2009 E	5.2	6.0	5.4	5.4	5.3
2010 E	4.1	5.3	4.7	5.1	5.0
2011 E	3.9	4.9	4.3	4.8	4.4
2012 E	3.7	4.2	4.1	4.5	4.1

Enterprise Value as Multiple of OpFCF:
2008 A	6.4	6.8	8.5	9.5	16.7
2009 E	9.6	22.0	7.7	8.7	15.3
2010 E	8.2	9.3	7.7	8.1	9.4
2011 E	7.1	7.7	7.2	7.4	7.2
2012 E	6.3	6.5	6.6	6.8	6.2

Kyivstar

Enterprise Value as Multiple of EBITDA:	Implied Multiples for Selected Companies			Implied Multiples for Kyivstar Based on its Enterprise Value Implied by the Closing Price of a Company ADS on February 5, 2010 and the Exchange Ratio	Vodacom	MTN
	MTS	Turkcell	the Company
2008 A	4.1	4.7	4.8	3.4	5.9	5.8
2009 E	5.2	6.0	5.4	5.8	5.4	5.3
2010 E	4.1	5.3	4.7	5.6	5.1	5.0
2011 E	3.9	4.9	4.3	4.9	4.8	4.4
2012 E	3.7	4.2	4.1	4.3	4.5	4.1

Enterprise Value as Multiple of OpFCF:
2008 A	6.4	6.8	8.5	4.6	9.5	16.7
2009 E	9.6	22.0	7.7	7.3	8.7	15.3
2010 E	8.2	9.3	7.7	7.5	8.1	9.4
2011 E	7.1	7.7	7.2	6.5	7.4	7.2
2012 E	6.3	6.5	6.6	5.8	6.8	6.2

Selected Transactions Analysis

UBS reviewed transaction values in the following four selected transactions involving companies in the mobile telecommunications industry:

Announcement Date	Acquiror	Target
December 2007	the Company	Golden Telecom, Inc.

November 2008	Vodafone Group Plc	Vodacom Group (Proprietary) Limited (acquisition of 15% stake taking total holding to 65%)

March 2009	Telekom Slovenije d.d.	COSMOFON, Mobile Telecommunications A.D. Skopje

August 2009	Mobile TeleSystems OJSC	COMSTAR—United TeleSystems

UBS reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt at book value, preferred stock at liquidation value and minority interests at estimated equity market value, less cash and cash equivalents and associates at estimated equity market value, as multiples of last reported financial year EBITDA and one-year forward and two-years forward estimated EBITDA. UBS then compared these multiples derived for the selected transactions with corresponding multiples for Kyivstar based on the closing price of the Company’s ADSs on February 5, 2010 and the Exchange Ratio. Multiples for the selected transactions were based on publicly available information at the time of announcement of the respective transaction. Estimated financial data for Kyivstar were based on internal estimates of Kyivstar’s management, as adjusted by the Company’s management. This analysis indicated the following implied multiples for the selected transactions, as compared to corresponding multiples implied for Kyivstar:

	Implied Multiples for Selected Transactions				Implied Multiples for Kyivstar Based on its Enterprise Value Implied by the Closing Price of a Company ADS on February 5, 2010 and the Exchange Ratio
Transaction Value as Multiple of:	the Company/ Golden Telecom	Vodafone/ Vodacom	Telecom Slovenije/ Cosmofon	MTS/ Comstar
Latest Historical Fiscal Year (“FY”) EBITDA	13.5	8.9	8.8	4.2	3.4
FY + 1 EBITDA	9.3	8.1	7.5	5.2	5.8
FY + 2 EBITDA	7.0	7.6	7.1	4.8	5.6

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of the Company, Kyivstar and the net synergies (inclusive of withholding tax dis-synergies) forecasted to result from the Transactions in order to derive a range of implied present value for the equity of VimpelCom Ltd., and then calculated, based on the Exchange Ratio, a range of implied present value for the equity of VimpelCom Ltd. to be held by current equity holders of the Company pro forma for the Transactions. UBS then compared the range of implied present value of the equity of the Company with the range of implied present value for the equity of VimpelCom Ltd. to be held by current equity holders of the Company pro forma for the Transactions. UBS conducted this analysis using financial forecasts and estimates relating to the Company prepared by the Company’s management, financial forecasts and estimates relating to Kyivstar prepared by Kyivstar’s management, as adjusted by the Company’s management, and financial forecasts and estimates relating to net synergies prepared by the Company’s management.

The Company. UBS calculated a range of implied present values (as of April 1, 2010) of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from April 1, 2010 through December 31, 2014 and of terminal values for the Company based on the Company’s calendar year 2014 revenue and a normalized EBITDA margin, as determined by the Company’s management, of 45.0%. Implied terminal values were derived by applying to the resulting estimated normalized 2014 EBITDA a range of EBITDA multiples of 5.0x to 7.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%. The discounted cash flow analysis resulted in a range of implied present values of the equity of the Company of approximately US$19.0 billion to US$28.2 billion.

Kyivstar. UBS calculated a range of implied present values (as of April 1, 2010) of the standalone unlevered, after-tax free cash flows that Kyivstar was forecasted to generate from April 1, 2010 through December 31, 2014 and of terminal values for Kyivstar based on Kyivstar’s calendar year 2014 revenue and a normalized EBITDA margin, as determined by the Company’s management, of 55.0%. Implied terminal values were derived by applying to the resulting estimated normalized 2014 EBITDA a range of EBITDA multiples of 5.0x to 7.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 14.0% to 16.0%. The discounted cash flow analysis resulted in a range of implied present values of the equity of Kyivstar of approximately US$5.7 billion to US$7.5 billion.

Net Synergies. UBS calculated a range of implied present values (as of April 1, 2010) of the unlevered, after-tax free cash flows from synergies that were forecasted by the Company’s management to result from the Transactions from April 1, 2010 through December 31, 2016. An estimated value thereafter of zero, as determined by the Company’s management, was ascribed to the synergies. Present values of cash flows were calculated using discount rates ranging from 14.0% to 16.0%. In addition, UBS calculated a range of implied present values (as of April 1, 2010) of the free cash flows from April 1, 2010 through December 31, 2014 and of terminal values for certain dis-synergies resulting from withholding taxes that were forecasted by the Company’s management to result from the Transactions. Implied terminal values were derived by applying to the normalized 2014 free cash flow a range of multiples of 6.0x to 8.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 11.5% to 13.5%. The discounted cash flow analysis resulted in a range of implied present values of the synergies, net of the implied present values of the dis-synergies, resulting from the Transactions of approximately US$0.46 billion to US$0.53 billion.

Pro Forma VimpelCom Ltd. UBS summed the range of implied present values of the equity of the Company and of Kyivstar with the range of implied present values of the net synergies resulting from the Transactions to derive a range of implied present values of the equity of VimpelCom Ltd. of approximately US$25.2 billion to US$36.1 billion, and then calculated, based on the Exchange Ratio, that the approximately 77.3% of the equity of VimpelCom Ltd. to be held by current equity holders of the Company would have a range of implied present values of approximately US$19.5 billion to US$27.9 billion.

Contribution Analysis

UBS compared the approximately 77.3% pro forma ownership of VimpelCom Ltd. by current equity holders of the Company, based on the Exchange Ratio, with the relative contribution to the equity value of VimpelCom Ltd. attributable to the Company versus that attributable to Kyivstar and the net synergies resulting from the Transactions. For this analysis, UBS considered the Company’s relative contribution to VimpelCom Ltd. of EBITDA, OpFCF, and a range of implied present values of the equity, based on discounted cash flow, both excluding and including the net synergies resulting from the Transactions. In the case of EBITDA and OpFCF, relative contribution to equity was estimated by applying the implied public market trading multiples for the Company based on the Company’s internal estimates as of February 8, 2010 and on the closing price of the Company’s ADSs on February 5, 2010 to the financial forecasts for each of the Company and Kyivstar that the Company Board directed UBS to utilize for purposes of its analysis, and then adjusting the resulting implied enterprise values by deducting the respective debt at book value (net of cash and cash equivalents) and, in the case of the Company, the estimated equity market value of the Company’s minority interest in Kazakhstan to derive implied equity contributions to VimpelCom Ltd. This analysis indicated the following implied relative contributions to the implied equity value of VimpelCom Ltd.:

EBITDA:	Impact of Transactions	the Company
2008A	29.1%	70.9%
2009E	21.6%	78.4%
2010E	21.4%	78.6%
2011E	22.2%	77.8%
2012E	22.8%	77.2%

OpFCF:
2008A	37.9%	62.1%
2009E	21.9%	78.1%
2010E	27.3%	72.7%
2011E	27.2%	72.8%
2012E	25.8%	74.2%

	Impact of Transactions	the Company

DCF excl. Net Synergies:
Low	23.0%	77.0%
Mid	21.9%	78.1%
High	21.0%	79.0%

DCF incl. Net Synergies:
Low	24.1%	75.9%
Mid	22.8%	77.2%
High	21.8%	78.2%

Miscellaneous

Under the terms of UBS’ engagement, the Company has agreed to pay UBS (i) a fee of $2.5 million in connection with its financial advice and the delivery of its opinion dated October 3, 2009; (ii) a fee of $1 million in connection with the delivery by UBS of its opinion dated February 9, 2010; and (iii) a fee, upon successful completion of the Transactions, of between $3.5 million and $6.5 million, to be negotiated in good faith by the Company and UBS based on UBS’s role in connection with the Transactions. In addition, the Company has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under U.S. federal securities laws, relating to, or arising out of, its engagement. During the two years prior to October 3, 2009, UBS and its affiliates have provided investment banking services to the Company and its affiliates unrelated to the Transactions, including (i) having acted as financial adviser to the Company in the acquisition of Golden Telecom; (ii) having acted as a member of the syndicate in connection with a bridge loan and a term loan used to finance the Golden Telecom acquisition; (iii) having acted as joint bookrunner on a bond issue which was used, among other purposes, to refinance the aforementioned bridge loan; (iv) having acted as adviser on a bond tender to repurchase some of the Company’s bonds; and (v) having acted for Alfa Bank Ukraine on debt and liability management transactions, comprising two bond issues, one debt repurchase programme and one bond exchange offer. In addition, in 2006 and 2007 UBS acted as financial adviser to the Company in the acquisitions of ZAO ArmenTel and Closed Joint Stock Company “Corporation Severnaya Korona.” As compensation for the provision of these services, UBS and its affiliates received aggregate fees of approximately $24.6 million. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company, Alfa Group, Telenor and their respective affiliates and, accordingly, may at any time hold a long or short position in such securities. The Company selected UBS as its financial advisor in connection with the Transactions because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with the Company. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

(e) Forecasted Financial Information and Synergy Estimates

The Company does not, as a matter of course, make public forecasts or projections as to future revenues, expenses or other income statement data. Nor does the Company, as a matter of course, make public estimates of synergies and dis-synergies (referred to in this section as “net synergies”) forecasted to occur in connection with business combinations.

However, in connection with UBS’ analysis of the proposed Transactions for the purpose of rendering its opinion to the Company Board on October 3, 2009 (the “October 2009 Opinion”), the Company provided UBS with the Company’s business plan through calendar year 2013 prepared by the Company’s management as of October 3, 2009. Also in connection with the October 2009 Opinion, with the consent of Kyivstar management, the Company provided UBS with Kyivstar’s business plan through calendar year 2013 prepared by Kyivstar’s management, as adjusted by the Company, as of October 3, 2009. The material elements of the business plans of the Company and Kyivstar, as adjusted by the Company, as of October 3, 2009, are included in the forecasted financial information set forth below. In connection with the October 2009 Opinion, the Company also provided the information set forth below regarding estimates of net synergies that were forecasted by the Company’s management, as of October 3, 2009, to result from the proposed Transactions.

Furthermore, in connection with UBS’ analysis of the Transactions for the purpose of rendering its opinion to the Company Board on February 9, 2010 (the “February 2010 Opinion”), the Company provided UBS with the Company’s updated business plan through calendar year 2014 prepared by the Company’s management as of February 8, 2010. Also in connection with the February 2010 Opinion, with the consent of Kyivstar’s management, the Company provided UBS with Kyivstar’s updated business plan through calendar year 2014 prepared by Kyivstar’s management, as adjusted by the Company, as of February 8, 2010. The material elements of the updated business plans of the Company and Kyivstar, as adjusted by the Company, each as of February 8, 2010, are included in the forecasted financial information set forth below. In connection with the February 2010 Opinion, the Company also provided the information set forth below regarding updated estimates of net synergies that were forecast by the Company’s management, as of February 8, 2010, to result from the Transactions.

The forecasted financial information and net synergy estimates have been set forth below for the limited purpose of giving the Company’s shareholders access to the material elements of the management forecasts and synergy estimates that were provided to UBS in connection with UBS’ analysis of the Transactions for the purpose of rendering its opinions to the Company Board on each of October 3, 2009 and February 9, 2010.

The forecasted financial information and net synergy estimates set forth below, at the time they were provided to UBS, represented the Company management’s best estimates and judgments as to the most likely future financial results of VimpelCom Ltd., the Company and Kyivstar. The forecasted financial information and net synergy estimates set forth below necessarily reflected numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company’s and Kyivstar’s control, and do not take into account any changes in the Company’s or Kyivstar’s operations, strategy, management, business or capital structure that occurred after they were provided to UBS, or that may result from the Transactions or from VimpelCom Ltd.’s actions with respect to the Company or Kyivstar, respectively, after the completion of the Transactions. Therefore, the inclusion of this information should not be regarded as an indication that the Company, the Company Board, Kyivstar, UBS or any other party considers it to remain reliable or be accurately predictive of actual future events, and this information should not be relied on as such. None of the Company, the Company Board, Kyivstar, UBS or any of their representatives makes any representations to shareholders regarding the validity, reasonableness, accuracy or completeness of such information.

Forecasted Financial Information and Synergy Estimates as of October 3, 2009

The following forecasted financial information as of October 3, 2009 with respect to the Company and Kyivstar and net synergy estimates as of October 3, 2009 delivered by the Company to UBS were based on certain macro-economic and operational assumptions of the Company’s management, as of October 3, 2009, including assumptions relating to GDP growth, foreign exchange rates, expected costs savings and synergies, ARPU growth and product expansion.

Company Forecasted Fiscal Year

(US$ in millions)

	2009E	2010E	2011E	2012E	2013E
Total revenues	8,572	9,108	9,707	10,518	11,347
EBITDA	4,052	4,335	4,615	5,021	5,435
Depreciation and amortization	1,612	1,497	1,683	1,757	1,806
Total capital expenditures	1,353	1,824	1,795	1,623	1,612

Kyivstar Forecasted Fiscal Year(1)

(US$ in millions)

	2009E	2010E	2011E	2012E	2013E
Total revenues	1,502	1,578	1,766	1,977	2,215
EBITDA	846	902	1,007	1,129	1,271
Depreciation and amortization	212	237	271	311	355
Total capital expenditures	188	230	247	277	310

(1)	Converted from UAH to US$ for convenience using consensus forecast exchange rate per Economist Intelligence Unit (as of August 11, 2009) and Global Insight (as of August 14, 2009).

Pre-tax Fiscal Year Synergy Estimates

(US$ in millions)

	2010E	2011E	2012E	2013E	2014E		2015E
Operating expense savings at the Company, Ukraine	68	77	85	85	85		85
Capital expenditure savings at the Company, Ukraine	16	18	20	20	20		20
Capital expenditure savings at Kyivstar	33	47	59	66	66		66
Withholding tax dis-synergy	(23)	(29)	(40)	(47)	n/a	(1)	n/a	(1)

(1)	Withholding tax dis-synergy is assumed to occur in perpetuity.

In addition, the Company’s management provided to UBS the following estimated values of additional synergies as of October 3, 2009: (i) US$60.0 million in respect of savings on the 3G license auction in Ukraine expected to occur during 2010; (ii) US$34.0 million in tax loss carry-forward synergies, representing Company management’s estimate of the net present value of such synergies that would result from the proposed Transactions; and (iii) US$10.0 million in VAT savings, representing Company management’s estimate of the net present value of such savings that would result from the proposed Transactions.

Forecasted Financial Information and Synergy Estimates as of February 8, 2010

The following updated forecasted financial information as of February 8, 2010 with respect to the Company and Kyivstar and updated net synergy estimates as of February 8, 2010 delivered by the Company to UBS were based on certain macro-economic and operational assumptions of the Company’s management, as of February 8, 2010, including assumptions relating to GDP growth, foreign exchange rates, expected costs savings and synergies, ARPU growth and product expansion.

Company Forecasted Fiscal Year

(US$ in millions)

	2009E	2010E	2011E	2012E	2013E	2014E
Total revenues	8,705	9,607	10,378	11,175	11,973	12,716
EBITDA	4,276	4,514	4,920	5,347	5,768	6,157
Depreciation and amortization	1,694	1,534	1,797	1,863	1,929	1,970
Total capital expenditures	917	2,106	2,119	1,946	2,329	1,965

Kyivstar Forecasted Fiscal Year(1) (US$ in millions)

	2009E	2010E	2011E	2012E	2013E	2014E
Total revenues	1,461	1,511	1,735	1,954	2,189	2,426
EBITDA	830	864	989	1,116	1,256	1,396
Depreciation and amortization	207	226	267	306	350	395
Total capital expenditures	166	221	243	274	307	328

(1)	Converted from UAH to US$ for convenience using consensus forecast exchange rate per Economist Intelligence Unit (as of December 3, 2009) and Global Insight (as of December 14, 2009).

Pre-tax Fiscal Year Synergy Estimates

(US$ in millions)

	9M 2010E	2011E	2012E	2013E	2014E	2015E		2016E
Operating expense savings at the Company, Ukraine	53	64	71	71	71	71		71
Capital expenditure savings at the Company, Ukraine	28	32	35	35	35	35		35
Capital expenditure savings at Kyivstar	32	47	59	66	74	74		74
Withholding tax dis-synergy	(3)	(13)	(25)	(24)	(39)	n/a	(1)	n/a	(1)

(1)	Withholding tax dis-synergy is assumed to occur in perpetuity.

In addition, the Company’s management provided to UBS the following updated estimated values of additional synergies as of February 8, 2010: (i) US$60.0 million in respect of savings on the 3G license auction in Ukraine expected to occur during 2010; (ii) US$36.0 million in tax loss carryforward synergies, representing Company management’s estimate of the net present value of such synergies that would result from the Transactions; and (iii) US$10.0 million in VAT savings, representing Company management’s estimate of the net present value of such savings that would result from the Transactions.

Important Information about the Forecasted Financial Information and Synergy Estimates

The foregoing forecasted financial information and net synergy estimates were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC, the American Institute of Certified Public Accountants or any other governing body regarding projections and forecasts, and are included in this Statement only because such information was made available by the Company to UBS in connection with UBS’ analysis of the Transactions for the purpose of rendering its opinions to the Company Board. No independent accounting firm has examined, compiled or applied any agreed-upon procedures with regard to this information, or otherwise expressed any opinion or other form of assurance in respect of such information or its achievability.

The foregoing forecasted financial information and net synergy estimates contain forward-looking statements that involve risks and uncertainties. The foregoing forecasted financial information and synergy estimates were prepared in good faith based on assumptions that Company management believed to be reasonable as of October 3, 2009 and as of February 8, 2010, as applicable, given the information available to it at the relevant time, concerning the Company’s and Kyivstar’s products and business prospects in 2009 through 2013 or 2014, as applicable, and estimates of Company management, as of the relevant date, of cost savings and synergies that could result from the Transactions. Information of these types is based on estimates and assumptions that are inherently subject to significant economic, regulatory and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s and Kyivstar’s control. Such uncertainties and contingencies included, but were not limited to:

•	changes in economic and political conditions in Russia, Ukraine and the other countries in which the Company operates;

•	possible restrictions imposed by the Antimonopoly Committee of Ukraine (“Ukrainian AMC”) on the integration of the Company’s Ukrainian operations and Kyivstar following completion of the Transactions;

•	the effects of competition and pricing pressures;

•	better or worse than expected customer growth affecting the need to increase capital expenditures;

•	the impact of capital expenditures on the Company’s and Kyivstar’s customer base; and

•

the factors described under “Forward-Looking Statements” below, including the factors discussed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (including in the section entitled “Item 3—Key Information—D. Risk Factors”).

Neither the Company nor UBS undertakes any obligation, except as required by law, to update or otherwise revise the forecasted financial information or estimated synergies set forth above to reflect circumstances existing since they were provided to UBS, or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. There can be no assurance that these forecasted results or estimated synergies will be realized or that actual results will not be significantly higher or lower than those set forth above, and the inclusion of these forecasted results and estimated synergies should not be regarded as an indication that the Company, the Company Board, Kyivstar, UBS or any other party considers these forecasted results or estimated synergies to remain reliable or be accurately predictive of future actual events, and this information should not be relied on as such. Accordingly, you should not place undue reliance on these forecasted results and estimated synergies.

(f) Intent to Tender.

To the knowledge of the Company, after reasonable inquiry, the Company and each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law, to tender all Subject Securities held of record or beneficially owned by such person or entity in the Offers.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

The Company entered into an engagement letter with UBS (the “Engagement Letter”) under which it retained UBS to provide it with financial advice and assistance in connection with the Offers. Under the terms of the Engagement Letter, UBS also agreed to provide the Company with opinions as to the fairness, from a financial point of view, to the Company’s shareholders (other than Altimo and Telenor) of the exchange ratio resulting from the Transactions. Pursuant to the Engagement Letter, the Company has (i) paid UBS a fee of $2.5 million in connection with its financial advice and the fairness opinion it provided to the Company Board prior to the October 5, 2009 public announcement of the Transactions; (ii) agreed to pay UBS a fee of $1 million in connection with the delivery to the Company Board by UBS of its fairness opinion dated February 9, 2010; and (iii) agreed to pay UBS a fee, upon successful completion of the Transactions, of between $3.5 million and $6.5 million, to be negotiated in good faith by the Company and UBS based on UBS’ role in relation to the Transactions, including in relation to structuring, deal advisory, documentation and road shows. None of the fees paid or payable to UBS are or were in any way contingent upon the outcome or contents of UBS’ fairness opinions. The Company has also agreed to reimburse UBS for certain of its expenses, including attorneys’ fees, incurred in connection with its engagement. In addition, the Company has agreed to indemnify UBS and certain other UBS entities and any of their affiliates, their respective officers, current and former directors, employees and agents and each person, if any, controlling UBS, certain other UBS entities or any of their affiliates against certain liabilities and expenses, relating to or arising out of its engagement.

Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated or agreed to compensate any person to make solicitations or recommendations to holders of Subject Securities on its behalf concerning the Offers.

Item 6.	Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the Company’s employee stock option plan, during the past 60 days, no transactions with respect to the Company Shares or ADSs have been effected by the Company or its subsidiaries, or, to the Company’s knowledge, by any of its executive officers, directors or affiliates.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offers which relates to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offers that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

(a) Squeeze-out.

According to the Prospectus, VimpelCom Ltd. intends to commence a squeeze-out procedure after completion of the Offers if it fails to acquire 100% of the Company Shares. Under Russian law, if a person acquires more than 95.0% of a Russian open joint stock company’s voting shares as a result of a voluntary tender offer for all of such company’s shares (the “Acquirer”), two separate rights arise: a Buy-out Right and a Squeeze-out demand right.

Buy-out Right

Article 84.7 of the Russian Federal Law No. 208-FZ “On Joint Stock Companies,” dated December 26, 1995 (as amended) (the “Russian JSC Law”) requires the Acquirer to purchase all of the Russian company’s remaining shares upon the remaining shareholders’ request (the “Buy-out Right”). Once an Acquirer crosses the 95.0% threshold, it has 35 days to notify the Russian company’s remaining shareholders of their right to exercise their Buy-out Right by requiring that the Acquirer purchase their shares. The Acquirer’s Buy-out Right notice to the remaining shareholders must be provided to the Federal Service for the Financial Markets of the Russian Federation (the “FSFM”) for its review at least 15 days before it is provided to the Russian company, which then sends the notice to the remaining shareholders.

In the Acquirer’s Buy-out Right notice, the Acquirer states a price for purchasing the remaining shareholders’ shares. The price cannot be less than the highest of the following amounts:

•

the weighted average price of the Russian company’s shares as quoted by Russian stock exchanges during the six month period preceding the date on which the Acquirer sends its notice or, if not available, the market value, as determined by an independent appraiser;

•

the highest price at which the Acquirer directly or indirectly acquired or offered to acquire any of the Russian company’s shares during the six month period preceding the date on which the Acquirer sends its notice;

•	the price at which the Acquirer purchased the Russian company’s shares in the voluntary tender offer; and

•	the highest price at which the Acquirer directly or indirectly acquired or offered to acquire any of the Russian company’s shares since completion of the voluntary tender offer.

The Acquirer’s Buy-out Right notice must include the details of a bank guarantee in an amount equal to the aggregate payment price that would be due if all remaining shareholders demanded the purchase of their shares at the price specified in the Acquirer’s Buy-out Right notice.

When the remaining shareholders receive the Acquirer’s Buy-out Right notice, they have a six-month period during which they may demand that the Acquirer purchase their shares. If an Acquirer fails to timely send the required Buy-out Right notice (unless the Acquirer timely sends a Squeeze-out demand notice instead of a Buy-out Right notice, as further discussed below), the remaining shareholders’ demand rights are extended for a one-year period from the date on which they learn that their demand rights have arisen, and the shareholders become entitled to file a buy-out demand without receiving a notice from the Acquirer.

Squeeze-out Demand Right

In addition to or in lieu of sending a Buy-out Right notice to the Russian company’s remaining shareholders, as described above, if the Acquirer acquired at least 10.0% of the Russian company’s voting shares in a voluntary tender offer, Articles 84.7(9) and 84.8(1) of the Russian JSC Law permit the Acquirer to demand that the Russian company’s remaining shareholders sell their shares to it, which is referred to as the “Squeeze-out.”

To commence the Squeeze-out, the Acquirer must send a Squeeze-out demand notice to the Russian company within six months from the expiry date of the voluntary tender offer demanding that the remaining shareholders sell their shares to the Acquirer. The Squeeze-out demand notice must be provided to the FSFM for its review at least 15 days before it is provided to the Russian company, which then sends the notice to the remaining shareholders. If an Acquirer causes a Squeeze-out demand notice to be sent to the remaining shareholders before the expiration of the 35-day period during which it must otherwise send a Buy-out Right notice, the remaining shareholders’ Buy-out Rights will be pre-empted and may not be exercised.

The Squeeze-out purchase price established by the Acquirer in the Squeeze-out demand notice cannot be less than the highest of the following amounts:

•	the Russian company’s shares’ market value, as determined by an independent Russian appraiser whose report must be attached to the Squeeze-out demand notice;

•	the price at which the Acquirer purchased the Russian company’s shares in the voluntary tender offer; and

•	the highest price at which the Acquirer directly or indirectly acquired or offered to acquire any of the Russian company’s shares since completion of the voluntary tender offer.

Once the Squeeze-out demand notice has been delivered to the Russian company, the Russian company must provide the notice to its remaining shareholders and provide the Acquirer with a list of its remaining shareholders. Such list cannot be compiled earlier than as of a date specified in the Squeeze-out demand notice, which must be from 45 to 60 days following the delivery of the Squeeze-out demand notice to the Russian company. Starting from the date on which the shareholder list is compiled, the Acquirer has up to 25 days to pay the cash purchase price for all remaining shares. During such period, the Russian company’s shares will be blocked on the share register and no share transfers will be permitted. If any remaining shareholder has not provided its bank account details or address for postal order to the Acquirer by the date on which the shareholder list is compiled, the Acquirer is required to deposit an amount equal to the purchase price for such remaining shareholder’s shares with a Russian notary public serving the area where the Russian company is registered or, if the shares are held by a nominee holder who has not disclosed information about the owner of the shares, with such nominee holder, in which case the notary public or nominee holder (as applicable) will hold the purchase price on the remaining shareholder’s behalf.

When the Acquirer submits evidence to the Russian company’s share registrar that it has paid for all the remaining shares, each remaining shareholder’s shares will automatically be transferred to the Acquirer within three days from submission of such confirmation without any further action by the remaining shareholders. The remaining shareholders may not refuse to sell their shares, but they may bring a legal proceeding to challenge the purchase price proposed by the Acquirer in the Squeeze-out demand notice.

According to the Prospectus, VimpelCom Ltd. intends to commence the Squeeze-out procedure within 35 days from the expiration of the Russian Offer by sending a Squeeze-out demand notice to the Company for its further dissemination to the remaining holders of Company Shares. By having this notice disseminated to the remaining holders of Company Shares within 35 days from the expiration of the Russian Offer, VimpelCom Ltd. will pre-empt the Buy-out Rights of the remaining holders of Company Shares. The Squeeze-out demand cash price to acquire the remaining Company Shares will be determined by reference to the Company Shares’ market value on the date on which VimpelCom Ltd. provides the Squeeze-out demand notice to the FSFM for its review, which price will be determined by a Russian appraiser in accordance with applicable Russian law.

According to the Prospectus, the Squeeze-out demand price will be higher than the cash price that VimpelCom Ltd. is offering in the Offers and it may be higher than the price that would otherwise be payable if the remaining Company holders of Company Shares were entitled to exercise their Buy-out Rights. However, the cash price that VimpelCom Ltd. will offer in the Squeeze-out demand notice may not correlate to the market price of the DRs on such date.

The foregoing discussion is not a complete statement of Russian law pertaining to the Buy-out Right and the Squeeze-out demand right and is qualified in its entirety by reference to the Russian JSC Law.

(b) Appraisal Rights.

There are no appraisal rights in connection with the Offers and the Squeeze-out.

(c) Delisting/Deregistration.

According to the Prospectus, immediately following completion of the Offers, VimpelCom Ltd. intends to cause the Company to delist the ADSs from the NYSE by filing a written notice of intent to delist the ADSs with the NYSE and issuing a press release announcing the delisting. VimpelCom Ltd. also intends to cause the Company to make a filing with the SEC requesting that the Company’s reporting obligations under the Exchange Act be terminated as soon as reasonably practicable. VimpelCom Ltd. also intends to cause the Company to terminate the deposit agreement relating to the ADSs and cease trading of the Common Shares on the Russian Trading System.

(d) Regulatory Matters.

Russia

Approval under the Russian Competition Law

According to the Prospectus, VimpelCom Ltd. anticipates receiving the approval of the Russian Federal Antimonopoly Service (the “FAS”) to complete the Transactions pursuant to the Federal Law “On Protection of Competition,” dated July 26, 2006 (the “Russian Competition Law”). Receipt of this approval is a condition to VimpelCom Ltd.’s obligation to complete the Offers.

The Russian Competition Law requires that a person or a “group of persons” (as described below) receive the prior approval of the FAS to acquire more than 25.0%, 50.0% or 75.0% of the voting stock in a Russian joint stock company if at least one of the following two categories is satisfied:

•	category one:

•	the combined book value of the assets of the target company and its group of persons exceeds RUB 250.0 million (approximately US$8.4 million), and either:

•

the combined book value of the assets of the acquirer, together with its group of persons, and of the target company, together with its group of persons, exceeds RUB 7,000.0 million (approximately US$234.3 million) on the most recent balance sheet dates of the respective companies, or

•

the combined operating revenues of the acquirer, the target company and their respective groups’ of persons for the previous calendar year exceeds RUB 10,000.0 million (approximately US$334.7 million); and

•	category two:

•

the acquirer, the target company or any one of their respective groups of persons is included in the Russian monopolies register, which is a register of companies having a respective market share that exceeds 35.0% or otherwise considered to have a dominant market position.

Approval under the Russian Foreign Investment Law

According to the Prospectus, on February 3, 2010, the Government Commission on Control of Foreign Investments in the Russian Federation (the “Foreign Investments Commission”) announced its approval of the Transactions pursuant to the “Federal Law On the Procedure for Implementing Foreign Investment in Commercial Enterprises of Strategic Importance for Securing the National Defense and Security of the State,” dated April 29, 2008, which came into force on May 7, 2008 (the “Russian Foreign Investment Law”). Receipt of the approval of the FAS, based on the decision of the Foreign Investments Commission, is a condition to VimpelCom Ltd.’s obligation to complete the Offers.

The Russian Foreign Investment Law specifies 42 sectors and types of economic activity that are deemed to be of strategic importance. Mobile telecommunications services provided on the federal level by companies that are included in the Russian register of companies holding a dominant position in the relevant market are deemed to be of strategic importance. Consequently, any foreign investment that may provide a foreign person with direct or indirect control over a company deemed to have a dominant position in the telecommunications sector (including an acquisition of more than 50.0% of the voting shares of a strategically important Russian company) requires the Foreign Investments Commission’s prior approval.

Ukraine

According to the Prospectus, VimpelCom Ltd. anticipates receiving the approval of the Ukrainian AMC to complete the Transactions pursuant to the Ukrainian Law “On Protection of Economic Competition,” dated January 11, 2001 (the “Ukrainian Competition Law”). Receipt of this approval is a condition to VimpelCom Ltd.’s obligation to complete the Offers.

The Ukrainian Competition Law requires that the Ukrainian AMC provide its prior approval for any transaction that will result in an acquisition equal to or exceeding 25.0% or 50.0% of the voting shares in a company if either of the following tests are satisfied:

•	test one:

•

the combined worldwide asset value or worldwide turnover of the acquirer (including its affiliates) and of the target (including its affiliates) exceeded EUR 12.0 million in the financial year preceding the year of the acquisition; and

•

the worldwide asset value or worldwide turnover of at least two parties to the acquisition (including their affiliates) exceeded EUR 1.0 million in the financial year preceding the year of the acquisition; and

•

the asset value located in Ukraine or Ukrainian turnover of either the acquirer (including its affiliates) or the target (including its affiliates) exceeded EUR 1.0 million in the financial year preceding the year of the acquisition; or

•	test two:

•

the market share of either the acquirer or the target (including their respective affiliates), or their combined market share in the market in which a concentration would occur or a related market exceeds 35.0%.

Other Foreign Approvals

According to the Prospectus, the Company conducts business in a number of other foreign countries and jurisdictions. In connection with the Offers, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on the Company’s, VimpelCom Ltd.’s or Kyivstar’s operations conducted in those countries and jurisdictions as a result of the Transactions. If such approvals or consents are found to be required, according to the Prospectus, VimpelCom Ltd. intends to make the appropriate filings and applications. In the event that any such filing or application is made for the requisite foreign approvals or consents, the Company cannot be certain that such approvals or consents will be granted and, if such approvals or consents are received, the Company cannot be certain as to the date of those approvals or consents. Receipt of any such approvals and consents will only become a condition precedent to VimpelCom Ltd.’s obligation to complete the Offers if the Company or any of its subsidiaries are required to obtain such approvals or consents prior to the closing date of the Transactions under the laws of any jurisdiction (other than the laws of the Russian Federation, Ukraine, Laos, Cambodia or Georgia) in which the Company or any of its subsidiaries hold a telecommunications license and where the failure to obtain such approvals or consents would result in the suspension, forfeiture, revocation or termination, in whole or in part, of any such telecommunications license.

Uzbekistan

According to the Prospectus, VimpelCom Ltd. has obtained the approval of the State Committee of the Republic of Uzbekistan for Demonopolization and Support of Competition and Entrepreneurship (the “AMA”) on January 14, 2010, to complete the Transactions pursuant to the Law of the Republic of Uzbekistan on Competition and Limitation of Monopolistic Activity on Commodity Markets, dated December 27, 1996, as amended on October 10, 2006 (the “Uzbek Competition Law”). Receipt of such approval was a condition precedent to completing the Offers.

The Uzbek Competition Law requires that the AMA provide its prior approval for any transaction that will result in an acquisition of any of the following:

•	more than 35.0% of the voting shares of a business entity; or

•	the rights entitling the acquirer to direct the business of a business entity or carry out the functions of its executive body.

The Uzbek Competition Law defines a business entity as a legal entity, including a foreign legal entity, which is engaged in the activity of production, realization or acquisition of goods or rendering services.

Europe

According to the Prospectus, VimpelCom Ltd. has received confirmations from the European Commission and the competition authorities in four European jurisdictions that no merger filings are required at the European Union level or in such jurisdictions in connection with the Transactions and legal opinions from local legal advisors in five European jurisdictions that no merger filings are required in such jurisdictions in connection with the Transactions. Receipt of such confirmations and legal opinions is a condition precedent to completing the Offers.

United States

According to the Prospectus, the Offers do not require approval by the U.S. antitrust authorities.

Forward-Looking Statements

Certain statements by the Company in this Statement are forward-looking in nature and express the Company’s current opinions about trends and factors that may impact future operating results. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. Such statements include, without limitation, those concerning the anticipated benefits of the Transactions, including any anticipated potential operational improvements and efficiencies. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. While these statements are based on sources believed to be reliable and on the Company management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. The Company cannot assure you that future results will be achieved. The risks and uncertainties that may cause the Company’s actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Statement include: risks relating to the inability of VimpelCom Ltd. to realize anticipated operational improvements and efficiencies from combining the Company’s and Kyivstar’s operations in Ukraine due to the failure to obtain the permission of the Ukrainian AMC; risks relating to changes in political, economic and social conditions in each of the countries in which the Company operates; in each of the countries in which the Company operates, risks relating to legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the telecommunications industry, currency and exchange controls and taxation legislation, and their official interpretation by governmental and other regulatory bodies and courts; risks that various courts or regulatory agencies in which the Company is involved in legal challenges or appeals may not find in its favor; risks relating to the Company, including demand for and market acceptance of its products and services, regulatory uncertainty regarding its licenses, frequency allocations and numbering capacity, constraints on its spectrum capacity, availability of line capacity and competitive product and pricing pressures; risks associated with discrepancies in subscriber numbers and penetration rates caused by differences in the churn policies of mobile operators; and other risks and uncertainties.

These factors and the other risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (in the section entitled “Item 3—Key Information—D. Risk Factors”) are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the forward-looking statements. Other unknown or unpredictable factors also could harm the Company’s future results. Under no circumstances should the inclusion of such forward looking statements in this Statement be regarded as a representation or warranty by the Company or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward-looking statements included in this Statement are made only as of the date of such statement was made, and the Company cannot assure you that projected results or events will be achieved. All forward-looking statements, whether made in this report or elsewhere, should be considered in context with the various disclosures made by the Company about its business. Except to the extent required by law, the Company disclaims any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.	Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)	Letter to shareholders of the Company from Boris Nemsic and Alexander Torbakhov, dated February 9, 2010.

(a)(2)(A)	Press release issued by the Company dated October 5, 2009 (incorporated by reference to the press release filed by the Company pursuant to Rule 425 under the Securities Act of 1933 on October 5, 2009).

(a)(2)(B)	Press release issued by the Company dated February 9, 2010 (incorporated by reference to the press release filed by the Company pursuant to Rule 425 under the Securities Act of 1933 on February 9, 2010).

(a)(2)(C)	English translation of the notice of receipt of voluntary tender offer document (“VTO”) from VimpelCom Ltd. in connection with the Russian Offer, published by the Company on February 9, 2010 (incorporated by reference to the notice of receipt of VTO filed by the Company pursuant to Rule 425 under the Securities Act of 1933 on February 9, 2010).

(a)(2)(D)	English translation of the notice of the Company Board’s decision with recommendations on the VTO, published by the Company on February 9, 2010 (incorporated by reference to the notice of the Company Board’s decision filed by the Company pursuant to Rule 425 under the Securities Act of 1933 on February 9, 2010).

(a)(2)(E)	Recommendations of the Company Board in connection with the VTO, dated February 9, 2010.

(a)(5)	Opinion of UBS to the board of directors of the Company, dated October 3, 2009 (attached hereto as Annex A).

(a)(6)	Opinion of UBS to the board of directors of the Company, dated February 9, 2010 (attached hereto as Annex B).

(e)(1)	Mutual Non-disclosure Agreement, between the Company, Altimo and Telenor, dated as of September 23, 2009.

(e)(2)	Letter Agreement dated December 1, 2009, relating to the Mutual Non-disclosure Agreement dated September 23, 2009, between the Company and Altimo.

(e)(3)	Letter Agreement dated December 1, 2009, relating to the Mutual Non-disclosure Agreement dated September 23, 2009, between the Company and Telenor.

(e)(4)	Registration Rights Agreement, dated as of May 30, 2001, by and among the Company, Telenor East Invest AS and Eco Telecom Limited (incorporated by reference to the Form 6-K furnished by the Company to the SEC on June 14, 2001).

(e)(5)	Amendment No. 1 to Registration Rights Agreement, dated August 28, 2003, to Registration Rights Agreement, dated May 30, 2001, by and among the Company, Telenor East Invest AS and Eco Telecom Limited (incorporated by reference to the Annual Report on Form 20-F of the Company for the year ended December 31, 2003, filed on May 7, 2004).

(e)(6)	Excerpts from sections entitled “Item 6—Directors, Senior Management and Employees—B. Compensation” and “—E. Stock Ownership,” from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

(g)	None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

By:	/S/ ALEXANDER Y. TORBAKHOV
Name:	Alexander Y. Torbakhov
Title:	General Director

Dated: February 9, 2010

Annex A

UBS Limited 1 Finsbury Avenue London, EC2M 2PP Tel. +44-20-7567 8000 Investment Banking Department www.ubs.com

Strictly confidential

The Board of Directors

AO VimpelCom

Krasnoproletarskaya str., 4

Moscow 127006

Russian Federation

3 October 2009

Dear Members of the Board:

We understand that the Board of AO VimpelCom, a Russian corporation (“VimpelCom” or the “Company”), has been asked to consider, and express publicly a view in support of, a transaction pursuant to the terms of the draft Share Exchange Agreement dated 3 October 2009 (the “Agreement”) between and among “the Alfa Parties” and “the Telenor Parties” (each as defined therein and collectively referred to as “the Parties”), whereby the Parties will procure that a new entity be incorporated (“Newco”) and that Newco will: (A) make the following offers (collectively, the “VimpelCom Exchange Offers”) (i) through a voluntary tender offer in Russia, to all holders of VimpelCom Common Shares, twenty (20) Newco Common DRs in exchange for each VimpelCom Common Share; (ii) through a voluntary tender offer in Russia, to all holders of VimpelCom Preferred Shares, twenty (20) Newco Preferred DRs in exchange for each VimpelCom Preferred Share; (iii) through an exchange offer in the United States, to all holders of VimpelCom ADRs, one (1) Newco Common DR in exchange for each VimpelCom ADR; (iv) through an exchange offer in the United States, to all holders of VimpelCom Common Shares, twenty (20) Newco Common DRs in exchange for each VimpelCom Common Share; and (v) through an exchange offer in the United States, to all holders of VimpelCom Preferred Shares, twenty (20) Newco Preferred DRs in exchange for each VimpelCom Preferred Share; and (B) subject to satisfaction of the conditions precedent to the VimpelCom Exchange Offers, acquire all of the shares in Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”), in exchange for 301,653,080 Newco shares (which, together with the VimpelCom Exchange Offers, is the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement. We note that VimpelCom is not a party to the Agreements (as defined below). All of the capitalized terms used, but not otherwise defined, in this paragraph have the meaning ascribed to them in the Agreement. The “Exchange Ratio” is the ratio of the aggregate number of Newco Common DRs issued to the holders of VimpelCom Common Shares and VimpelCom ADRs (1,025,620,440) to the aggregate number of Newco Common DRs issued to the holders of shares in Kyivstar (301,653,080), this being 3.4:1.

A-1

UBS Investment Bank is a business group of UBS AG

UBS Limited is a subsidiary of UBS AG

UBS Limited is incorporated as a limited liability company in England & Wales

Registered Address: 1 Finsbury Avenue, London EC2M 2PP

Company Number: 2035362

UBS Limited is a member of the London Stock Exchange

STRICTLY CONFIDENTIAL
3 October 2009

You have requested our opinion as to the fairness, from a financial point of view, to holders of VimpelCom Common Shares (excluding the Alfa Parties and their affiliates (“Alfa”) and the Telenor Parties and their affiliates (“Telenor”)) of the Exchange Ratio resulting from the Transaction. In connection with each of the VimpelCom Exchange Offers described in (A) above, we have been advised by the Company that Newco will offer as an alternative to the consideration described above a cash amount equal to the nominal value of a VimpelCom Common Share or VimpelCom ADR as the case may be. We have not been asked to, nor do we, offer any opinion as to the fairness of this cash alternative.

UBS Limited (“UBS”) is acting as financial adviser to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and any subsequent opinion, and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided investment banking services to the Company unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including (i) having acted as financial adviser to the Company in the recent acquisitions of Golden Telecom, Inc., ZAO ArmenTel and Closed Joint Stock Company “Corporation Severnaya Korona”; and (ii) having acted in relation to several bond issues for ABH Financial Ltd and its affiliates (Alfa Bank). In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of VimpelCom, Alfa and Telenor and their respective affiliates and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by a committee authorised by UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the underlying business decision of the Board of the Company to support the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms of the Agreements or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio. We express no opinion as to the value of the Newco Common DRs or the Newco Preferred DRs when issued pursuant to the Transaction or the prices at which VimpelCom Common Shares, VimpelCom ADRs or Newco Common DRs will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreements will not differ in any material respect from the drafts that we have reviewed; (ii) the parties to the Agreements will comply with all material terms of the Agreements; and (iii) the Transaction will be consummated in accordance with the terms of the Agreements without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Newco, Kyivstar or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to VimpelCom and Kyivstar; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Kyivstar that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of Kyivstar, as adjusted by the Company, that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of synergies prepared by the management of VimpelCom that were not publicly available that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior managements of VimpelCom and Kyivstar

A-2

STRICTLY CONFIDENTIAL
3 October 2009

concerning the business and financial prospects of VimpelCom and Kyivstar; (vi) reviewed publicly available financial and stock market data with respect to certain other companies that are generally in the industry in which the Company and Kyivstar operate; (vii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (viii) reviewed current and historical market prices of VimpelCom Common Shares and VimpelCom ADRs; (ix) reviewed the Agreement and drafts of certain other ancillary agreements (together the “Agreements”); and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, Kyivstar or Newco, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, Kyivstar and such synergies. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof. Although developments and events occurring after the date hereof may affect the information we reviewed in connection with this opinion and the assumptions used in preparing it, we assume no obligation to update or revise this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio resulting from the Transaction is fair, from a financial point of view, to holders of VimpelCom Common Shares (excluding Alfa and Telenor).

This opinion is provided to the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

UBS LIMITED

/s/ UBS Limited

A-3

Annex B

UBS Limited 1 Finsbury Avenue London, EC2M 2PP Tel. +44-20-7567 8000 Investment Banking Department www.ubs.com

Strictly confidential

The Board of Directors

AO VimpelCom

Krasnoproletarskaya str., 4

Moscow 127006

Russian Federation

9 February 2010

Dear Members of the Board:

We understand that the Board of AO VimpelCom, a Russian corporation (“OJSC VimpelCom” or the “Company”), intends to make a recommendation to shareholders of the Company with respect to a series of transactions pursuant to the terms of the Share Exchange Agreement dated as of 3 October 2009 (the “Agreement”) between and among “the Alfa Parties” and “the Telenor Parties” (each as defined therein and collectively referred to as “the Parties”), whereby the Parties will procure that a new entity be incorporated (“VimpelCom Ltd.”) and that VimpelCom Ltd. will: (A) make the following offers (collectively, the “VimpelCom Exchange Offers”) (i) through a voluntary tender offer, to all holders, wherever located, of OJSC VimpelCom Common Shares, twenty (20) VimpelCom Ltd. Common DRs in exchange for each OJSC VimpelCom Common Share; (ii) through a voluntary tender offer, to all holders, wherever located, of OJSC VimpelCom Preferred Shares, twenty (20) VimpelCom Ltd. Preferred DRs in exchange for each OJSC VimpelCom Preferred Share; (iii) through an exchange offer, to all holders, wherever located, of OJSC VimpelCom ADSs, one (1) VimpelCom Ltd. Common DR in exchange for each OJSC VimpelCom ADS; (iv) through an exchange offer in the United States, to all U.S. holders of OJSC VimpelCom Common Shares, twenty (20) VimpelCom Ltd. Common DRs in exchange for each OJSC VimpelCom Common Share; and (v) through an exchange offer in the United States, to all U.S. holders of OJSC VimpelCom Preferred Shares, twenty (20) VimpelCom Ltd. Preferred DRs in exchange for each OJSC VimpelCom Preferred Share; and (B) subject to satisfaction of the conditions precedent to the VimpelCom Exchange Offers, acquire all of the shares in Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”), in exchange for 301,653,080 VimpelCom Ltd. shares (which, together with the VimpelCom Exchange Offers, are the “Transactions”). The terms and conditions of the Transactions are more fully set forth in the Agreement. We note that OJSC VimpelCom is not a party to the Agreements (as defined below). All of the capitalized terms used, but not otherwise defined, in this paragraph have the meaning ascribed to them in the Agreement. The “Exchange Ratio” is the ratio of the maximum aggregate number of VimpelCom Ltd. Common DRs to be issued in the

B-1

UBS Investment Bank is a business group of UBS AG

UBS Limited is a subsidiary of UBS AG

UBS Limited is incorporated as a limited liability company in England & Wales

Registered Address: 1 Finsbury Avenue, London EC2M 2PP

Company Number: 2035362

UBS Limited is a member of the London Stock Exchange

STRICTLY CONFIDENTIAL
9 February 2010

Transactions (1,025,620,440) to the holders of OJSC VimpelCom Common Shares and OJSC VimpelCom ADSs to the aggregate number of VimpelCom Ltd. Common DRs to be issued in the Transactions (301,653,080) to the holders of shares in Kyivstar, this being 3.4:1.

You have requested our opinion as to the fairness, from a financial point of view, to holders (excluding the Alfa Parties and their affiliates (“Alfa”) and the Telenor Parties and their affiliates (“Telenor”)) of OJSC VimpelCom Common Shares and OJSC VimpelCom ADSs of the Exchange Ratio resulting from the Transactions. In connection with each of the VimpelCom Exchange Offers described in (A) above, we have been advised by the Company that VimpelCom Ltd. will offer as an alternative to the consideration described above a nominal cash amount for an OJSC VimpelCom Common Share or OJSC VimpelCom ADS as the case may be. We have not been asked to, nor do we, offer any opinion as to the fairness of this cash alternative.

UBS Limited (“UBS”) is acting as financial adviser to the Company in connection with the Transactions and will receive a fee for its services, a portion of which has been paid, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transactions. In the past, UBS and its affiliates have provided investment banking services to the Company unrelated to the proposed Transactions, for which UBS and its affiliates received compensation, including (i) having acted as financial adviser to the Company in the acquisition of Golden Telecom; (ii) having acted as a member of the syndicate in connection with a bridge loan and a term loan used to finance the Golden Telecom acquisition; (iii) having acted as joint bookrunner on a bond issue which was used, among other purposes, to refinance the aforementioned bridge loan; (iv) having acted as adviser on a bond tender to repurchase some of the Company’s bonds; and (v) having acted for Alfa Bank Ukraine on debt and liability management transactions, comprising two bond issues, one debt repurchase programme and one bond exchange offer. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of OJSC VimpelCom, Alfa and Telenor and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by a committee authorised by UBS.

Our opinion does not address the relative merits of the Transactions as compared to other business strategies or transactions that might be available with respect to the Company or the underlying business decision of the Board of the Company to support the Transactions. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should act with respect to the Transactions. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms of the Agreements (as defined below) or the form of the Transactions. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Exchange Ratio. We express no opinion as to the value of VimpelCom Ltd. Common DRs or VimpelCom Ltd. Preferred DRs when issued pursuant to the Transactions or the prices at which OJSC VimpelCom Common Shares, OJSC VimpelCom ADSs or VimpelCom Ltd. Common DRs will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the parties to the Agreements will comply with all material terms of the Agreements and (ii) the Transactions will be consummated in accordance with the terms of the Agreements without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on the Company, VimpelCom Ltd., Kyivstar or the Transactions. We were not authorized to solicit and did not solicit indications of interest in a transaction with the Company from any party.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to OJSC VimpelCom and Kyivstar; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Kyivstar that were provided to us by

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STRICTLY CONFIDENTIAL
9 February 2010

the management of the Company and that were not publicly available, including financial forecasts and estimates prepared by the management of Kyivstar, as adjusted by the Company, that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of synergies prepared by the management of the Company that were not publicly available that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior managements of the Company and Kyivstar concerning the business and financial prospects of the Company and Kyivstar; (vi) reviewed publicly available financial and stock market data with respect to certain other companies that are generally in the industry in which the Company and Kyivstar operate; (vii) compared the financial terms of the Transactions with the publicly available financial terms of certain other transactions we believe to be generally relevant; (viii) reviewed current and historical market prices of OJSC VimpelCom Common Shares and OJSC VimpelCom ADSs; (ix) reviewed the Agreement and certain other related agreements (together the “Agreements”); and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, Kyivstar or VimpelCom Ltd., nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and Kyivstar and such synergies. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio resulting from the Transactions is fair, from a financial point of view, to holders (excluding Alfa and Telenor) of OJSC VimpelCom Common Shares and OJSC VimpelCom ADSs.

This opinion is provided to the Board of Directors in connection with, and for the purpose of, its evaluation of the Exchange Ratio resulting from the Transactions.

Very truly yours, UBS LIMITED

/s/ UBS Limited

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